SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 28, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO S.A.

Financial Statements as of December 31, 2007,
jointly with the Independent Auditor’s Report

CONTENTS

•	Independent Auditor’s Report

•	Cover

•	Balance sheets

•	Statements of income

•	Statements of changes in shareholders’ equity

•	Statement of cash flows

•	Notes to the financial statements

•	Exhibits A through L, N and O

•	Consolidated balance sheets

•	Consolidated statements of income

•	Consolidated statement of cash flows

•	Consolidated statements of debtors by situation

•	Notes to the consolidated financial statements with subsidiaries

•	Exhibit I to the consolidated financial statements with subsidiaries

•	Earnings distribution proposal

INDEPENDENT AUDITOR’S REPORT
Translation into English - Originally issued in Spanish
See note 23 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have audited the accompanying balance sheet of BANCO MACRO S.A. as of December 31, 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. We have also audited the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of December 31, 2007, and the related consolidated statements of income and cash flows for the year then ended, which are disclosed as supplementary information.

2.
The Bank’s Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina). This responsibility includes designing; implementing and maintaining an adequate internal control system so that such financial statements are free from material misstatement whether due to errors or omissions or irregularities; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit.

3.
We conducted our audit in accordance with auditing standards effective in Argentina and the “Minimum external auditing standards” issued by the BCRA. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit includes performing procedures, on a selective test basis, to obtain judgmental evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, who, to this end, assesses the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making these risk assessments, the auditor considers the Bank’s internal control relevant to the preparation and fair presentation of the financial statements in order to select the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control system in place. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.
As described in note 5 to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph were prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described in such note. Such note does not quantify some of the effects of these departures. However, the Bank estimates that they are significant.

5.
As further explained in Note 23, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

6.
In our opinion, the financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of BANCO MACRO S.A. and the consolidated financial position of BANCO MACRO S.A. as of December 31, 2007, and the related results of its operations and cash flows for the year then ended, in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the fourth paragraph, with professional accounting standards effective in Argentina. Also, in our opinion, except for the replacement, with which we agree, of the statement of cash flows presented as of December 31, 2006 by a statement of cash flows, as explained in note 3.1. to the accompanying stand-alone financial statements, such standards were applied on a basis consistent with that of the prior year.

7.
With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2006, and the related statements of income, changes in shareholders’ equity and cash flows (the latter included in notes 3.4. and 1.5. to the accompanying stand-alone and consolidated financial statements, respectively) for the year then ended, which were presented for comparative purposes, we report that, based on our audit and the report issued by other auditors on the financial statements of the subsidiary Nuevo Banco Bisel S.A., on February 27, 2007, we issued an audit report that included a qualified opinion due to differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described in note 5. to the accompanying stand-alone financial statements.

The financial statements presented as comparative information are included after giving retroactive effect to the adjustments and reclassifications mentioned in note 3.1. to the accompanying stand-alone financial statements. We have audited these changes and, in our opinion, they have been appropriately included in the financial statements for the year ended December 31, 2006.

8.	In compliance with current legal requirements, we report that:

a)
The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book and, in our opinion, were prepared in all material respects, in conformity with the applicable BCRA rules, Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

b)
The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and in conformity with the provisions of CNV Resolutions Nos. 1,032/EMI and 1,996/EMI dated March 17, and May 20, 2004, respectively.

c)
As of December 31, 2007, liabilities accrued for employer and employee contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 5,758,042, none of which was due as of that date.

d)
During the fiscal year ended December 31, 2007, we invoiced fees for auditing services rendered to the Bank, which represent 98% of total invoicing to the Bank for any item, 68% of total auditing services invoiced to the Bank and its subsidiaries, and 67% of total invoicing to the Bank and its subsidiaries for any item.

City of Buenos Aires,
February 19, 2008

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 - Fo. 142

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2007

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 - City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967.

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 - Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007	12/31/2006 (1)

ASSETS
A. CASH
Cash on hand	547,966	398,291
Due from banks and correspondents
Central Bank of Argentina	1,597,354	1,220,306
Local Other	4,123	13,585
Foreign	159,713	264,511
Other	185	108
	2,309,341	1,896,801
B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings for trading or financial intermediation	236,677	234,047
Instruments issued by the Central Bank of Argentina	2,592,135	1,751,596
Investments in listed private securities		1,049
Unlisted government securities	2
less: Allowances (Exhibit J)	(27)	(29)
	2,828,787	1,986,663
C. LOANS (Exhibits B, C and D)
To the non-financial government sector	554,527	593,148
To the financial sector
Interfinancing - (granted call)	65,760	315,000
Other financing to Argentine financial Institutions	94,496	39,065
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,415	2,526
To the non-financial private sector and foreign residents
Overdrafts	1,223,618	759,092
Documents	725,157	403,820
Mortgage loans	490,515	348,700
Pledged loans	234,766	238,954
Personal loans	2,380,854	1,119,955
Credit cards	477,612	339,361
Other (Note 6.1)	1,473,687	978,003
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	113,598	73,619
less: Unearned discount	(19,666)	(11,179)
less: Allowances (Exhibit J)	(173,901)	(167,353)
	7,642,438	5,032,711

	12/31/2007	12/31/2006 (1)

D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	156,227	96,314
Amounts receivable from spot and forward sales pending settlement	737,102	337,422
Securities and foreign currency receivable from spot and forward purchases pending settlement	110,180	373,046
Unlisted corporate bonds (Exhibits B, C and D)	448	934
Receivables from forward transactions without delivery of underlying asset		110
Other receivables not covered by debtors classification standards (Note 6.2)	325,096	324,418
Other receivables covered by debtors classification standards (Exhibits B, C and D)	53,898	43,552
less: Allowances (Exhibit J)	(29,893)	(26,742)
	1,353,058	1,149,054

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Exhibits B, C and D)	301,317	240,478
less: Allowances (Exhibit J)	(3,986)	(2,843)
	297,331	237,635

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	1,336,016	999,541
Other	35,152	24,446
less: Allowances (Exhibit J)	(697)	(1,172)
	1,370,471	1,022,815

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	15,082	17,363
Minimum presumed income tax - Tax Credit	23,287	40,950
Other (Note 6.3)	172,168	119,670
Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	145	178
Other accrued interest and adjustments receivable	58	66
less: Allowances (Exhibit J)	(15,215)	(15,871)
	195,525	162,356

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	293,472	250,222

I. OTHER ASSETS (Exhibit F)	178,829	174,270
J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	71,916	81,164
Organization and development costs	141,294	85,501
	213,210	166,665

K. ITEMS PENDING ALLOCATION	1,872	810

TOTAL ASSETS	16,684,334	12,080,002

	12/31/2007	12/31/2006 (1)

LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	1,327,865	942,229
From the financial sector	10,006	2,798
From the non-financial private sector and foreign residents
Checking accounts	1,834,372	1,323,113
Savings accounts	2,258,968	1,705,084
Time deposits	4,647,858	3,384,177
Investment accounts	63,063	18,836
Other (Note 6.4)	295,401	276,119
Accrued interest, adjustments, foreign exchange and quoted price differences payables	51,865	28,583
	10,489,398	7,680,939

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	184,594	205,033
Banks and international Institutions (Exhibit I)	160,846	174,603
Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	780,590
Amounts payable for spot and forward purchases pending settlement	108,646	282,657
Securities and foreign currency to be delivered under spot and forward sales pending settlement	869,843	402,626
Financing received from Argentine financial Institutions (Exhibit I)
Interfinancing - (received call)	49,225	25,000
Other financing received from Argentine financial Institutions	90,648	22,674
Accrued interest payables	54	23
Other (Note 6.5. and Exhibit I)	397,733	196,929
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	47,399	25,840
	2,689,578	1,335,385

N. OTHER LIABILITIES
Dividends payable	1
Fees		9
Other (Note 6.6.)	183,657	149,988
	183,658	149,997

O. PROVISIONS (Exhibit J)	121,888	88,788

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	490,695	507,844

Q. ITEMS PENDING ALLOCATION	1,411	1,952

TOTAL LIABILITIES	13,976,628	9,764,905

SHAREHOLDERS' EQUITY (As per related statement)	2,707,706	2,315,097

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,684,334	12,080,002

(1) See Note 3.1.

	12/31/2007	12/31/2006 (1)

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	7,291,099	7,500,048
Contingent	2,568,102	2,568,390
Guarantees received	2,284,111	2,187,219
Other not covered by debtors classification standards	445	380
Contingent debit-balance contra accounts	283,546	380,791
Control	4,153,584	4,437,885
Receivables classified as irrecoverable	636,624	655,817
Other (Note 6.7.)	3,394,966	3,689,110
Control debit-balance contra accounts	121,994	92,958
Derivatives	569,413	493,773
Notional value of call options taken		119,345
Notional value of put options taken		50,649
Notional value of forward transactions without delivery of underlying asset	331,411
Interest rate swap	29,388
Derivatives debit-balance contra accounts	208,614	323,779

CREDIT-BALANCE ACCOUNTS	7,291,099	7,500,048
Contingent	2,568,102	2,568,390
Unused portion of loans granted, covered by debtors classification standards (Exhibits B, C and D)		9,120
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	114,827	238,764
Other guarantees provided not covered by debtors classification standards	49,641	43,289
Other covered by debtors classification standards (Exhibits B, C and D)	119,078	86,548
Contingent credit-balance contra accounts	2,284,556	2,190,669
Control	4,153,584	4,437,885
Checks to be credited	121,994	92,958
Control credit-balance contra accounts	4,031,590	4,344,927
Derivatives	569,413	493,773
Notional value of call options sold		50,612
Notional value of put options sold	113,776	245,591
Notional value of forward transactions without delivery of underlying asset	94,838	27,576
Derivatives credit-balance contra account	360,799	169,994

(1) See Note 3.1.

Note: The accompanying notes 1 through 23 and exhibits A through L, N and O are an integral part of these financial statements.

STATEMENTS OF INCOME AS OF DECEMBER 31, 2007, AND 2006
(Translation on financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007	12/31/2006 (1)
A. FINANCIAL INCOME
Interest on cash and due from banks	11,536	5,871
Interest on loans to the financial sector	30,277	13,644
Interest on overdrafts	146,630	96,222
Interest on documents	59,695	42,823
Interest on mortgage loans	55,380	44,733
Interest on pledged loans	38,213	39,427
Interest on credit card loans	44,371	27,992
Interest on other loans	441,796	223,333
Interest on other receivables from financial intermediation	14,990	13,876
Income from government and private securities, net (Note 6.8.)	290,509	255,111
Income from guaranteed loans - Presidential Decree No. 1,387/01	25,965	26,656
CER (Benchmark Stabilization Coefficient) adjustment	60,076	76,928
CVS (Salary Variation Coefficient) adjustment	1,603	1,944
Difference in quoted prices of gold and foreign currency	40,987	36,217
Other (Note 6.9)	128,459	67,625
	1,390,487	972,402

B. FINANCIAL EXPENSE
Interest on checking accounts	16,335	8,092
Interest on savings accounts	8,993	5,976
Interest on time deposits	371,664	197,710
Interest on interfinancing received loans ( received call )	4,620	780
Interest on other financing to financial Institutions	130	172
Interest on other liabilities from financial intermediation	70,606	14,386
Interest on subordinated bonds	49,858	2,017
Other interest	6,131	10,426
Net loss from options		284
CER adjustment	24,953	46,633
Contribution to Deposit Guarantee Fund	15,939	10,968
Other (Note 6.10)	90,196	44,908
	659,425	342,352

GROSS INTERMEDIATION MARGIN - GAIN	731,062	630,050

C. PROVISION FOR LOAN LOSSES	71,045	48,686

D. SERVICE-CHARGE INCOME
Related to lending transactions	36,049	30,032
Related to deposits	297,491	224,583
Other fees	19,394	20,499
Other (Note 6.11)	128,261	102,755
	481,195	377,869

	12/31/2007	12/31/2006 (1)

E. SERVICE-CHARGE EXPENSE
Fees	32,871	29,323
Other (Note 6.12)	88,898	53,913
	121,769	83,236

F. ADMINISTRATIVE EXPENSES
Personnel expenses	396,346	323,913
Directors' and statutory auditors' fees	31,932	12,773
Other professional fees	31,307	33,527
Advertising and publicity	45,590	29,715
Taxes	6,145	6,044
Depreciation of equipment	31,914	23,604
Amortization of organization costs	15,553	12,290
Other operating expenses (Note 6.13.)	99,975	85,126
Other	16,424	15,271
	675,186	542,263

NET INCOME FROM FINANCIAL INTERMEDIATION	344,257	333,734

G. OTHER INCOME
Income from long-term investments	232,277	84,298
Penalty interest	6,706	5,254
Recovered loans and allowances reversed	69,726	162,840
CER adjustments	104	246
Other (Note 6.14)	32,518	32,493
	341,331	285,131

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	36	24
Charges for other receivables uncollectibility and other allowances	6,767	20,649
Amortization of differences from amparos	19,278	15,687
Depreciation and loss of other assets	4,922	3,398
Goodwill amortization	9,250	4,766
Other (Note 6.15)	69,415	78,001
	109,668	122,525

NET INCOME BEFORE INCOME TAX	575,920	496,340

I. INCOME TAX (Note 4.)	80,720	72,000

NET INCOME FOR THE FISCAL YEAR	495,200	424,340

(1) See Note 3.1.

Note: The accompanying notes 1 through 23 and exhibits A through L, N and O are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007								12/31/2006 (1)
				Earnings reserved
		Stock	Adjustments to		Special -
	Capital	issuance	Shareholders'		Corporate		Unappropriated
Changes	stock	premium	equity	Legal	Bonds (2)	Voluntary	earnings (3)	Total	Total
Balances at the beginning of the fiscal year
Banco Macro S.A.	683,943	394,500	4,511	297,845		211	933,967	2,314,977	1,489,574
Nuevo Banco Suquía S.A.	303,750		(23)	44,602			382,381	730,710	473,679
Adjusted balances at the beginning of the fiscal year	987,693	394,500	4,488	342,447		211	1,316,348	3,045,687	1,963,253
Merger effects (1)	(303,714)	84	23	(44,602)			(382,381)	(730,590)	(473,601)
Merged balances at the beginning of the fiscal year	683,979	394,584	4,511	297,845		211	933,967	2,315,097	1,489,652

Distribution of unappropiated earnings, as approved by
the Shareholders Meeting held on April 26, 2007 and
April 28, 2006, respectively:
Legal reserve				84,860			(84,860)
Cash dividends							(102,591)	(102,591)	(68,395)
Special reserve (2)					45,515		(45,515)
Reversal of Special Reserve from
Corporate Bonds (2)					(45,515)		45,515
Share subscription approved by Shareholders
Meeting held on September 26, 2005 (4)									469,500

Net income for the fiscal year							495,200	495,200	424,340
Balances at the end of the fiscal year	683,979	394,584	4,511	382,705		211	1,241,716	2,707,706	2,315,097

(1) See Note 3.1.

(2) See Note 10.c.1)

(3) See Note 21.

(4) See Note 9.

Note: The accompanying notes 1 through 23 and exhibits A through L, N and O are an integral part of these financial statements.

STATEMENT OF CASH FLOWS AS OF DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

Changes in cash and cash equivalents (Note 3.4)
Cash at beginning of fiscal year	1,896,801 (1)
Cash at end of fiscal year	2,309,341
Net cash increase	412,540

Causes of changes in cash

Operating activities
Net collections/ (payments):
- Government and private securities	118,097
- Loans
- to the financial sector	224,438
- to the nonfinancial government sector	26,089
- to the nonfinancial private sector and foreign residents	(2,004,478)
- other receivables from financial intermediation	(659,434)
- Assets under financial lease	(9,072)
- Deposits
- to the financial sector	7,208
- to the nonfinancial government sector	381,401
- to the nonfinancial private sector and foreign residents	2,096,784
- Other liabilities from financial intermediation
Others (except liabilities included under financing activities)	71,688
Collections related to service-charge income	480,208
Payments related to service-charge expenses	(120,791)
Administrative expenses paid	(617,548)
Payment of organization and development expenses	(49,762)
Net collections related to punitive interest	6,706
Differences from payments related to court orders	(28,589)
Collections of dividends from other companies	850
Other collections related to other income and losses	10,200
Net payments from other operating activities	(19,953)
Payment of income tax / minimum presumed income tax	(68,498)
Net cash flows used in operating activities	(154,456)

(Continued)

Investing activities
Net payments for bank premises and equipment	(69,288)
Net payments for other assets	(11,696)
Net payments for purchases of investments in other companies (2)	(48,151)
Net cash flows used in investing activities	(129,135)

Financing activities
Net collections/ (payments):
- Nonsubordinated corporate bonds (3)	749,464
- BCRA (Central Bank of Argentina):
Other	(18,316)
- Banks and International Organizations	(13,757)
- Subordinated corporate bonds	(13,240)
- Financing received from financial institutions in Argentina	83,035
Payment of dividends	(102,591)
Net cash flows provided by financing activities	684,595

Financial income (expense) and holding gains (losses) on cash and cash equivalents	11,536

Net increase in cash	412,540

(1) See Note 3.1.

(2) Including the effect deriving from the subscription of Banco del Tucumán S.A. capital increase mentioned in note 2.5.

(3) See Notes 10.c.2.) and 10.c.3.).

Note: The accompanying notes 1 through 23 and exhibits A through L, N and O are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

1.        BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, once it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the Central Bank authorized the merger between Banco Macro S.A. and Banco Bansud S.A., and the Bank name changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by BNA (Banco de la Nación Argentina) and Fundación BNA”.

Since March 24, 2006, Banco Macro Bansud S.A.’s stock has been listed on the New York Stock Exchange (see additionally note 9.).

On April 28, 2006, Banco Macro Bansud S.A.’s General Regular and Special Shareholders’ Meeting approved the amendment to the Bank´s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations´ regulatory agency) occurred in August 2006. Therefore, we will refer to it as “Banco Macro S.A.” or “the Bank”.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007 (see note 2.5); (ii) 100% of the common shares of Nuevo Banco Bisel S.A. (77% directly and 23% indirectly through Nuevo Banco Suquía S.A.) (see note 2.6); and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (see note 2.7). Furthermore, on May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A. (see note 2.6.).

During 2007, the shareholders of Banco Macro S.A. and Nuevo Banco Suquía S.A. decided to merge both entities to integrate their structures given the similarities in their activities and business, so as to achieve greater efficiency. In August 2007, the Central Bank authorized this merger, which took place on October 16, 2007 (see note 2.8.).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Bank Limited (formerly - Sud Bank & Trust Company Limited, an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I. S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

2.  BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2007, and 2006, the deposits of the Misiones Provincial Government amounted to 163,711 and 279,507 (including 35,248 and 29,516 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of December 31, 2007, and 2006, the deposits of the Salta Provincial Government amounted to 492,265 and 288,432 (including 53,681 and 53,876 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of December 31, 2007, and 2006, the deposits of the Jujuy Provincial Government amounted to 378,662 and 284,064 (including 32,206 and 32,179 related to court deposits), respectively.

2.4.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of December 31, 2007, and 2006, the net assets of such joint venture recorded in the Bank’s financial statements through the equity method amounted to 2,922 and 3,515, respectively.

Also, as of December 31, 2007, and 2006, income booked for the interest in such joint venture amounted to 8,311 and 7,713, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A - Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2007, and 2006, the net assets of such joint venture recorded in the Bank’s financial statements using the equity method amounted to 5,313 and 1,150, respectively.
Also, as of December 31, 2007, the income booked for the Bank’s interest in such joint venture amounted to 4,276, whereas as of December 31, 2006, it carried a loss in the amount of 9.

2.5.	Banco del Tucumán S.A.

In line with its strategy to increase its market position in the interior of Argentina, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A. Such event was approved by the BCRA on March 6, 2006, through Board of Governors’ Resolution No. 50, as well as by the Technical Coordination Department of the Economy and Production Ministry on April 7, 2006.

In this regard, on May 5, 2006, the Bank acquired 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned. As of the date of acquisition, such liabilities amounted to about 1,662 (as of December 31, 2007, it amounted to 145). Consequently, the total acquisition price amounted to 47,623.

As of the date of acquisition (May 5, 2006), the assets and liabilities of Banco del Tucumán S.A. amounted to 700,612 and 660,547, respectively; therefore, shareholders' equity amounted to 40,065.

Therefore, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill is amortized using the straight line method over ten years pursuant to Central Bank rules.

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668. Thus, the total equity interest as of December 31, 2006, amounted to 79.84%.

As of December 31, 2007, and 2006, the positive goodwill resulting from such acquisition was booked under “Intangible assets” in the amount of 15,222 and 17,048, respectively (net of amortizations for 3,021 and 1,194, respectively).

Additionally, on November 28, 2006, the general regular and special Shareholders' Meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro S.A. subscribed the total increase, thus increasing its overall interest in Banco del Tucumán S.A. to 89.93%.

Additionally, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel de Tucumán.

2.6.	Nuevo Banco Bisel S.A.

On May 9, 2006, BNA and Fundación BNA (sellers) and Banco Macro S.A. and Nuevo Banco Suquía S.A. (buyers) signed a stock purchase agreement, whereby the buyers acquired 100% of the voting common shares in Nuevo Banco Bisel S.A. representing the same percentages of voting rights.

In Addition, Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to an mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares, which belonged to SEDESA as of the date of acquisition.

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the buyers; and (ii) the payment by the two of them of a capital increase in the amount of 830,000, under the terms of the agreement signed on May 9, 2006.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

On September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 11, 2006, authorized the buyers to acquire the total shares of common stock (92.73% of the total capital stock) of Nuevo Banco Bisel S.A.

As of the date of acquisition assets and liabilities of Nuevo Banco Bisel S.A. amounted to 1,824,644 and 1,804,534, respectively; therefore, shareholders' equity amounted to 20,110.

As a result of the acquisition, the “Intangible assets” account includes a positive goodwill of 66,042, resulting from the difference between the total price paid (19,509) for the total shares of common stock and the negative shareholders' equity of Nuevo Banco Bisel S.A. as of the acquisition date (-46,533), after deducting the preferred shares held by SEDESA and the preferred dividend accrued as of such date (66,643). Such positive goodwill is amortized in ten years pursuant to Central Bank rules. As of December 31, 2007, and 2006, the abovementioned goodwill totaled 56,686, and 63,290, respectively, net of amortizations of 9,356, and 2,752, respectively.

On August 11, 2006, the buyers paid up in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking controls of such bank as from such date.

On May 28, 2007, the Bank acquired the preferred shares from SEDESA by the Bank by exercising a call option in relation to them. The price payable was fixed at 66,240 plus an annual nominal 4% interest until payment thereof. Such price will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021).

On December 20, 2007, Banco Macro S.A. sold 1,700,000 of Nuevo Banco Bisel S.A. common shares to Sud Inversiones y Análisis S.A. and another 1,700,000 to Macro Securities S.A. Sociedad de Bolsa. The price of each sale amounted to 1,985.

2.7.	Red Innova Administradora de Fondos de Inversión S.A.

On September 13, 2006, the Bank acquired 51% of the capital stock and voting rights of a company based in Uruguay called Red Innova Administradora de Fondos de Inversión S.A. (Red Innova), paying 229.

On September 20, 2006, Red Innova obtained the authorization from the Central Bank of Uruguay to operate financial trusts.

On April 11, 2007, Red Innova Administradora de Fondos de Inversión S.A.'s Special Shareholders’ Meeting approved the amendment to the Company’s business name to “Macro Securities Uruguay Administradora de Fondos de Inversión S.A.”, the registration of which with the Central Bank of Uruguay is pending. As of the date of issuance of these financial statements, such agency had not issued its decision in this respect.

2.8.	Merger of Nuevo Banco Suquía S.A.

On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A. entered into a “Preliminary merger agreement", whereby Nuevo Banco Suquía S.A. will merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006.

On June 4 and 5, 2007, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, approved such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2006, and the shares exchange relationship. Furthermore, Banco Macro S.A.’s Shareholders’ Meeting mentioned above approved the capital stock increase of Ps. 683,943,437 to Ps. 683,978,973 through the issuance of 35,536 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank).

The Central Bank Board of Directors and the CNV, authorized the abovementioned merger through Resolutions No. 192, dated August 23, 2007, and No. 15,728, dated September 20, 2007, respectively. Additionally, through Resolution No. 15,729 dated September 20, 2007, and Resolution No. 179,929, dated January 15, 2008, the CNV and the Buenos Aires Stock Exchange, respectively, authorized the public offering of shares to be delivered to the minority shareholders of Nuevo Banco Suquía S.A.

On October 1, 2007, the merger was registered with the Public Registry of Commerce of the City of Buenos Aires under No. 16,503, Corporations Book No. 37, with the abovementioned capital increase still pending registration.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

Finally, through Communiqué “B” 9,096 dated October 16, 2007, the Central Bank reported that on such date, Banco Macro S.A. carried out the merger of Nuevo Banco Suquía S.A. with and into the former. Consequently, as from that date, the absorbed bank’s authorization to operate as a retail commercial bank was revoked; hence, its branches became part of the surviving bank’s branches.

3.  SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with Central Bank rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing.

The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under Central Bank rules, the balance sheet, the statement of income and the statement of changes in shareholders' equity related to the fiscal year ended December 31, 2007, and supplementary information, are presented comparatively with information as of the previous year-end, after giving effect to the amendments mentioned further ahead. Additionally, as set forth by Central Bank Communiqué “A” 4667, it is not compulsory to present the comparative information related to the Statement of changes in cash flows until June 30, 2008, inclusive.

Furthermore, through Communiqué “A” 4,667, as supplemented, the Central Bank introduced changes to the regulations related to the presentation and disclosure of the financial statements of financial institutions as regards the regulations effective during the prior year. Consequently, the financial statements as of December 31, 2006, were reclassified, by application of such Communiqués, for the sole purpose of comparing them with the current financial statements.

Additionally, the financial statements and supplementary information of the Bank as of December 31, 2006, were amended for comparative purposes, giving effect to the merger described in note 2.8 and, as a result, we consolidated the stand-alone balance sheets, statements of income and statements of changes in shareholders’ equity of Banco Macro S.A. and former Nuevo Banco Suquía S.A. as of December 31, 2006, taking the following factors into consideration:

i)	Elimination of balances from transactions between the banks. Balances from reciprocal transactions booked in the memorandum accounts were also eliminated.

ii)	Elimination of Banco Macro S.A.’s long-term investment in former Nuevo Banco Suquía S.A. against the latter’s Shareholders’ equity accounts.

iii)	Elimination of the negative goodwill, which was offsetting the Investments account, crediting the Provisions account.

iv)	Increase of Banco Macro S.A.’s capital stock as a result of the merger according to the exchange ratio established in the merger agreement between both banks (see note 2.8).

v)	The difference between the face value of minority shares of former Nuevo Banco Suquía S.A. and the value of such shares valued by the equity method was recorded in stock issuance premiums.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ (Argentine business associations regulatory agency) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of December 31, 2007, and 2006, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each year. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for each year.

b)	Government and private securities:

They were valued at the quoted price of each security effective at the last business day of each year and, if applicable, net of the expenses estimated for their sale. Differences in quoted values were recorded in the statement of income for each year.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented, Guaranteed loans Presidential Decree No. 1,387/01:

They were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué "A" 3,911, as supplemented.
For purposes of determining the present value, in the case of instruments that include indexation clauses, the cash flows according to the contractual conditions fixed in each case for the financial assistance described above were discounted at the interest rates that were established in the schedule included in point 2 of the abovementioned Communiqué “A” 3,911. As from August 2007, every month the Central Bank establishes the discount rate to be used, as set forth by Communiqué “A” 4704, as supplemented, for the purpose of neutralizing the accrued income with the loss derived from the decrease in the present value due to the application of a greater discount rate as regards the rate applied in the previous month.

In the case of instruments that do not comprise adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed Loans: as explained in note 3.3.c).

e.2)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by the CER until each year-end, as the case may be.

e.3)	Deposits and other assets and liabilities: The CER as of the last business day of each year was applied

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current year.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each year, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income for each year.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

The amounts payable for spot and forward purchases pending settlement and the amounts receivable from spot and forward sales pending settlement were valued based on the prices agreed upon for each transaction, plus the related premiums accrued as of each year-end.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued at the effective quoted prices for each of them on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased exponentially by their internal rate of return.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

ii.
Certificate of participation in the Fideicomisio Financiero Suquía financial trust: It was valued based on the value of incorporation to shareholders’ equity of former Nuevo Banco Suquía S.A., plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificate of participation. As of December 31, 2007, and 2006, such certificate was fully reserved.

iii.	Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued and CER until the last business day of each year.

The values booked, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of year-end, converted into pesos pursuant to the method described in note 3.3)a, as the case may be.

i)	Assets subject to financial lease:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders - Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

l.2)
Differences due to court orders (amparos) - Nondeductible for the determination of the computable equity: as of December 31, 2007, and 2006, the “Intangible Assets - Organization and development costs” account includes 76,011 (net of amortization for 66,979) and 54,428 (net of amortization for 47,700), respectively. These assets represent: (i) the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions), and the estimates based on the Argentine Supreme Court’s decisions dated December 27, 2006, and August 28, 2007, and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line in 60 monthly installments, and (ii) additionally as of December 31, 2007, and as stated in Central Bank’s Communiqué “A” 4,686, the amounts related to the capitalization of the dollarization effect regarding court deposits, which will be amortized in equal, monthly and consecutive installments in a maximum term of 24 months as from July 2007.

m)	Valuation of derivatives:

m.1)	Put options taken: as of December 31, 2006, they were valued at the agreed-upon exercise price.

m.2)	Put options sold on BODEN 2007, 2012 and 2013 coupons: Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each year.

m.3)	Call options sold: as of December 31, 2006, such options were valued at the agreed-upon exercise price since, as of such dates, the securities traded had no habitual and representative quoted price.

m.4)	Call options taken and put options sold on preferred shares of Nuevo Banco Bisel S.A.: as of December 31, 2006, they were valued at their exercise price.

m.5)	Interest rate swap: as of December 31, 2007, this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay a variable rate and charge a fixed rate.

m.6)
Forward transactions offset: they were valued at the quoted price of those assets, effective on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

In all cases, see also note 11.

n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. The Bank records liabilities whenever it is probable that future costs will be incurred and whenever such costs may be fairly estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each year-end, converted into pesos pursuant to the method described in note 3.3.a.

q)	Shareholders’ equity accounts:

They are restated as explained in note 3.2., except for the "Capital Stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the "Adjustments to Shareholders’ Equity" account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the fiscal years ended December 31, 2007, and 2006, (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows

The Bank considers “cash flows” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of December 31, 2007, the Bank has no such securities.

Below is the Statement of cash flows related to the fiscal year ended December 31, 2006, considering the provisions set forth in note 3.1 and pursuant to the regulations set forth by the Central Bank as of such date:

12/31/2006

Changes in cash

Cash and due from banks at beginning of year	1,090,467
Increase in cash	806,334
Cash and due from banks at end of year	1,896,801

Causes of changes in cash
Cash provided by recurring operations
Financial income collected	1,005,480
Service-charge income collected	378,263
Financial expense paid	(365,715)
Service-charge expense paid	(82,520)
Administrative expenses paid	(494,034)
Subtotal	441,474
Other sources of cash
Net decrease in government and private securities	967,476
Net increase in deposits	1,289,254
Net increase in other liabilities from financial intermediation	231,134
Net increase in other liabilities (1)	451,089
Capital increase	469,500
Other sources of cash	128,300
Subtotal	3,536,753
Total sources of cash	3,978,227

Uses of cash
Net increase in loans	1,727,663
Net increase in other receivables from financial intermediation	131,212
Net increase in other assets (2)	1,156,453
Net decrease in other liabilities	205
Cash dividends	68,395
Other uses of cash	87,965
Total uses of cash	3,171,893
Increase in cash	806,334

(1)	Including the effect resulting from the issuance of subordinated corporate bonds mentioned in note 10.c.1).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

(2)	Including the effect deriving from the purchase of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. (see notes 2.5 and 2.6).

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each year, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2007, and 2006, the Bank estimated that accrued income tax amounted to 80,720 and 72,000, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of December 31, 2007, the Bank made income tax prepayments for 29,410 for the current 2007 tax year, which were recorded in the "Other receivables" account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2006, the Bank capitalized 47,659 (including 23,287 from former Nuevo Banco Suquía S.A.) for minimum presumed income tax credit, in conformity with Central Bank Communiqué “A” 4295. During the year ended December 31, 2007, 24,372 was used and, therefore, as of such date the Bank capitalized 23,287, which shall be used to settle income tax related to tax year 2007.

Regarding the taxation of income from the conversion into pesos and the CER application for Guaranteed Loans, due to different interpretations, on August 14, 2006, the Federal Executive issued Presidential Decree No. 1,035/06, published in the Official Bulletin on August 16, 2006, which defined such treatment. Due to such regulation and as established by AFIP (Federal Public Revenue Agency) General Resolution No. 2,165/06, on December 26, 2006, the Bank communicated the option to account for such results under the accrued and due and payable method (devengado exigible). Accordingly, as from the year ended December 31, 2006, the Bank accrued in the income tax the effects deriving from the conversion into pesos and the CER application for Guaranteed Loans.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005. Such resolution became generally effective in the City of Buenos Aires for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008.

Also, through Resolution C.D. 42/2006, the CPCECABA approved Technical Resolution No. 23, effective for annual or interim-period financial statements for fiscal years beginning July 1, 2006, and its early adoption is permitted. In turn, the CNV adopted such resolution through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank identified and deemed significant with respect to these financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible), are as follows:

5.1.	Valuation standards

a)
Loans to the nonfinancial government sector - Guaranteed Loans: they are valued in accordance with regulations and rules issued by the Argentine Government and the Central Bank. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in note 3.3.c). Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value when financial statements are prepared.

As of December 31, 2007, and, 2006, the Bank charged “Federal Government guaranteed loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the nonfinancial government sector” for a total net amount at stand-alone level of 553,972 and 592,682, respectively, and 729,955 and 771,465, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 490,501 and 593,830, at stand-alone level, respectively, and 634,142 and 772,756, at consolidated level, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

b)
Intangible assets: As of December 31, 2007, and 2006, the Bank capitalized under “Intangible Assets” 76,011 and 54,428, at stand-alone level, respectively, and 116,464 and 74,745 in consolidated financial statements, respectively, net of the related amortization amounts of 66,979 and 47,700, at stand-alone level, respectively, and 209,162 and 179,883 at consolidated level, respectively, regarding the foreign exchange differences mentioned in note 3.3.l.2) related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

c)
Income tax: The Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income in the years when such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. As of December 31, 2006, consolidated deferred assets, net of allowances and provisions, amounted to about 172,336.

d)
The acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest acquired valued by the equity method, in accordance with Central Bank rules. Later, the Bank applied the valuation and disclosure rules established in Communiqué “A” 3,984, and reversed as of December 31, 2006, 100% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

In addition, the acquisition of Nuevo Banco Suquía S.A. by the Bank resulted in negative goodwill amounting to 483, which is the effect of the difference between the purchase price and the book value of the net assets acquired under Central Bank rules.

Under professional accounting standards effective in Argentina, when the purchase price is lower than the fair value of the related identifiable assets, any unallocated differences between the price and such fair value shall be either considered as a gain for the year or deferred (as negative goodwill) and subsequently amortized, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

In addition, as detailed in notes 2.5. and 2.6., the acquisitions of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. by the Bank gave rise to recording the related positive goodwill for an amount of 18,242 and 66,042, respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank rules, the Bank amortizes such positive goodwill through the straight-line method based on an estimate ten-year useful life.

Under professional accounting standards effective in Argentina, when the purchase price of an investment is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year-end.

e)
The Bank booked an interest rate swap agreement in conformity with the Central Bank rules, as mentioned in note 3.3.m.5). Under accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

5.2.	Disclosure aspects

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for nonbanking institutions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

c)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

12/31/2007	12/31/2006

6.1)	Loans - Other

Other loans	743,825	556,326
Export financing and prefinancing	724,740	420,017
Government securities	4,448
Documentary credits	674	1,660
	1,473,687	978,003

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	247,829	236,095
Debt securities in financial trusts	77,030	83,540
Unaccrued premiums on repurchase agreements	4	1,551
Other	233	3232
	325,096	324,418

6.3)	Other receivables - Other

Sundry receivables	73,706	52,133
Tax prepayments	40,946	22,021
Advance payments	31,113	23,474
Security deposits	17,584	21,683
Other	8,819	359
	172,168	119,670

6.4)	Deposits - Other

Balances of accounts without movements	200,367	164,259
Unemployment fund for workers of the building industry	47,187	31,485
Special deposits related to inflows of foreign funds	6,953	14,002
Security deposits	5,139	9,458
Orders payable	1,045	1,886
Other	34,710	55,029
	295,401	276,119

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2007	12/31/2006

6.5)	Other liabilities from financial intermediation - Other

SEDESA - Purchase of preferred shares of Nuevo Banco Bisel S.A.	68,890
Collections and other transactions on account and behalf of others	66,752	46,450
Other payment orders pending settlement	55,787	17,323
Purchase financing payables	52,730	32,865
Other withholdings and additional withholdings	48,791	38,155
Miscellaneous not subject to minimum cash requirements	38,114	33,792
Miscellaneous subject to minimum cash requirements	18,533	2,509
Retirement pension payment orders pending settlement	15,203	11,384
Miscellaneous	32,933	14,451
	397,733	196,929

6.6)	Other Liabilities - Other

Taxes payable	101,725	87,677
Miscellaneous payables	59,901	29,665
Salaries and payroll taxes payable	10,338	19,911
Withholdings on salaries	5,105	3,771
Prepayment for the sale of assets	4,657	4,286
Other	1,931	4,678
	183,657	149,988

6.7)	Memorandum accounts - Debit-balance accounts - Control - Other

Checks and securities in custody	2,398,401	2,888,058
Managed portfolios	407,378	479,630
Checks and securities to be debited	144,302	156,934
Checks and securities to be collected	73,803	46,840
Other	371,082	117,648
	3,394,966	3,689,110

6.8)	Financial income - Net income from government and private securities

Income from government securities	246,152	212,630
Income from certificates of participation in financial trusts	24,893	24,297
Other	19,464	18,184
	290,509	255,111

6.9)	Financial income - Other

Income from assets subject to financial lease	50,746	32,400
Interest on loans for export prefinancing and financing	37,639	15,928
Premiums on reverse repurchase agreements with the financial sector	36,426	12,749
Other	3,648	6,548
	128,459	67,625

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2007	12/31/2006

6.10)	Financial expense - Other

Valuation allowance of loans to the government sector - Communiqué “A” 3911	37,599	5,548
Turnover tax	36,412	25,064
Premiums on repurchase agreements with the financial sector	16,064	13,513
Other	121	783
	90,196	44,908

6.11)	Service-charge income - Other

Debit and credit card income	79,647	58,865
U.T.E. income (see note 2.4)	19,864	11,831
Rental of safe deposit boxes	9,434	7,767
Other	19,316	24,292
	128,261	102,755

6.12)	Service-charge expense - Other

Debit and credit card expense	38,254	29,228
Turnover tax	18,454	16,077
Commisions on loan placements	13,657	455
Other	18,533	8,153
	88,898	53,913

6.13)	Administrative expenses - Other operating expenses

Maintenance, conservation and repair expenses	26,696	21,825
Security services	24,747	20,856
Electric power and communications	19,132	18,018
Leases and rentals	14,098	11,886
Stationery and office supplies	10,454	7,883
Insurance	4,848	4,658
	99,975	85,126

6.14)	Other income - Other

Gain on transactions or sale of bank premises and equipment, and other assets	6,111	10,804
Other adjustments and interest on other receivables	2,596	2,349
Credit cards	2,103	1,766
Services provided to Banco del Tucumán S.A.	1,980
Leases and rentals	701	501
Certifications	632	398
Sale of guaranteed loans		4,992
Other	18,395	11,683
	32,518	32,493

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2007	12/31/2006

6.15)	Other expense - Other

Tax on bank account transactions	20,498	15,820
Non-computable VAT credit	15,372	10,661
Shareholders’ personal assets tax	8,817	5,507
Corporate bonds issuance expenses	9,440	13,558
Donations	1,373	1,096
Turnover tax	1,320	1,286
Loss on sales or devaluation of bank premises and equipment	27	3,027
Commissions of the placing agent for the public offering of shares		12,167
Other	12,568	14,879
	69,415	78,001

7.	RESTRICTED ASSETS

As of December 31, 2007, and 2006, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Discount Bonds received in the exchange for Consolidation Bonds in Pesos - First Series amounting to 241 and 302, respectively, assigned to settle payables to the Central Bank and, as of December 31, 2006, for an amount of 2,500, assigned to settle payables to the BNA for safety-net financing originated in the acquisition of assets and liabilities from former Banco Federal Argentino.

b)
Secured Bonds under Presidential Decree No. 1,579/02 for 30,283 and 35,994 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities and dated January 29, 2004.

c)
Gross Domestic Product (GDP) linked securities maturing in 2035 for 53 and 671, respectively, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, for the same matters mentioned in section (a) above and which were originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

d)
As of December 31, 2007, Central Bank listed notes (NOBAC)- Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on August 6, 2008, for an amount of 13,299 (for a face value of Ps. 13,000,000) and as of December 31, 2006, Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on December 19, 2007, for an amount of 4,956, (for a face value of Ps. 4,900,000), used to perform foreign currency trading forward transactions in Rosario Futures Exchange (ROFEX).

e)
As of December 31, 2007, Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on August 06, 2008, for an amount of 3,276 (for a face value of Ps. 3,202,000), used to perform foreign currency trading forward transactions in Mercado Abierto Electrónico S.A. (MAE).

f)
As of December 31, 2007, Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on February 11, 2009, for an amount of 14,140 (for a face value of Ps. 14,000,000), and Central Bank listed notes (NOBAC) - Own portfolio, in Argentine pesos with variable coupon (BADLAR), maturing on January 21, 2009, for an amount of 33,947 (for a face value of Ps. 33,000,000), used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Small- and Medium-sized Enterprises and Micro-enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

7.2)	Loans:

a)
Agreements for loans backed by pledges and unsecured loans for 12,801 and 19,241, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 13.2.) to the consolidated financial statements.

b)
As of December 31, 2007, Mortgage Bills for 26,389, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, which would be used for the deposit exchange option exercised by the holders of deposits with such bank.

c)
As of December 31, 2007, Guaranteed Loans for 212,298, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, which would be used for the deposit exchange option exercised by the holders of deposits with such bank.

7.3)	Other receivables from financial intermediation:

a)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

b)
The Bank had special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 152,101 and 92,729, respectively.

c)
Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,000 and 10,422, respectively, resulting from 10,000 contributions made by the Bank on December 13, 2007, and December 26, 2005, in its capacity as partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution. On December 26, 2007, Garantizar S.G.R. returned 90% of the original capital contributed two years before as partial settlement; the final settlement shall be made during the first quarter of 2008.

7.4)	Investments in other companies:

a)
Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 450 (150 to each company), under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year:2003).

b)
Preferred shares of Nuevo Banco Bisel S.A. amounting to 66,240 with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007 (see note 2.6.).

7.5)	Other receivables:

a)	Attachments amounting to 26 and 543, respectively.

b)	Security deposits related to credit card transactions for 12,011 and 15,682, respectively.

c)	Other security deposits for 5,547 and 5,458, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Other subsidiaries	December 31, 2007	December 31, 2006

ASSETS

Cash			2,258		2,258	2,200

Other receivables from financial intermediation	427,366	9		15,724	443,099	479,370

Other receivables	673	399		277	1,349	3,262

Total assets	428,039	408	2,258	16,001	446,706	484,832

LIABILITIES

Deposits			946	1,754	2,700	1,981

Other liabilities from financial intermediation	535,529			14,811	550,340	473,402

Other liabilities		69			69	9

Total liabilities	535,529	69	946	16,565	553,109	475,392

MEMORANDUM ACCOUNTS

Debit-balance accounts - Control			18,550		18,550	1,011

Credit-balance accounts - Contingent				2,213	2,213

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Other subsidiaries	December 31, 2007	December 31, 2006

INCOME (LOSS)

Financial income	14,775	140	2	27	14,944	1,263

Financial expense	(180)	(4,820)	(5)		(5,005)	(4,887)

Provision for loan losses	(2,527)				(2,527)

Service-charge income	1	23		387	411	110

Service-charge expense				(1)	(1)

Other income		1,980			1,980

Other expense	(785)				(785)

Total income (expense)	11,284	(2,677)	(3)	413	9,017	(3,514)

The receivables/payables and income (loss) from transactions performed with “Other subsidiaries” are as follows:

	Macro Securities S.A. Sociedad de Bolsa	Sud Inversiones & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	Macro Valores S.A.	December 31, 2007

ASSETS

Other receivables from financial intermediation	15,724				15,724

Other receivables				277	277

Total Assets	15,724			277	16,001

LIABILITIES

Deposits	1,095	320	50	289	1,754

Other liabilities from financial intermediation	14,811				14,811

Total liabilities	15,906	320	50	289	16,565

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

	Macro Securities S.A. Sociedad de Bolsa	Sud Inversiones & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	Macro Valores S.A.	December 31, 2007

MEMORANDUM ACCOUNTS

Credit-balance accounts - Contingent	2,213				2,213

INCOME

Financial Income	27				27

Service-charge income	384	1	1	1	387

Service-charge expense	(1)				(1)

Total income (expense)	410	1	1	1	413

In addition, the Bank and its subsidiaries have granted loans to related parties. According to the Bank’s policy, loans are required to be granted during the normal course of business under normal market conditions, both with respect to interest and guarantees required. The financing granted to such related parties amounted to 15,785 and 36,743 as of December 31, 2007 and 2006, respectively (consolidated figures).

Likewise, as of December 31, 2007 and 2006, the deposits made by individuals related to the Bank amounted to 141,683 and 271,289, respectively (consolidated figures).

During the fiscal year ended December 31, 2007, the Bank sold miscellaneous assets to a related company, which generated income amounting to 2,987.

Additionally, during the year ended December 31, 2006, the Bank sold (i) certificates of participation to a director from Banco Macro S.A., which generated income of 8,499 and (ii) its equity interest in Inversora Juramento S.A. to a shareholder of Banco Macro S.A., which generated income amounting to 363.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2007, amounts to 683,979. In addition, since December 31, 2003, the Bank’s capital stock has changed as follows:

- As of December 31, 2003	608,943
- Capital stock increase approved by the Shareholders’ Meeting of September 26, 2005	75,000
- Capital stock increase approved by the Shareholders’ Meeting of June 4, 2007 (see Note 2.8)	36

As of December 31, 2007	683,979

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

On September 26, 2005, the Bank’s general regular and special Shareholders’ Meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

On the other hand, as a result of the international macroeconomic context and the fluctuations of the capital markets in general, among other effects, the prices of local shares have been affected, including those of the Bank. Therefore, considering the Bank’s financial strength and in line with its commitment to shareholders, during January 2008, the Board of Directors decided to authorize the repurchase of its own shares for up to thousands of Ps. 210,000 without exceeding the amount of 30,000,000 common registered Class B shares with a face value of Ps. 1, each entitled to 1 vote, whether as shares or as American Depositary Shares (ADS). Furthermore, it was established that the price payable should range between Ps. 6.50 and Ps. 7.00 per share. Such authorization is effective through May 6, 2008.

In accordance with the above, during January and February 2008 the Bank acquired 291,432 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each and 114,800 ADSs (equivalent to 1,148,000 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each) for a total amount of around 9,968.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Class	Original value			12/31/2007	12/31/2006

Subordinated corporate bonds	USD	83,000,000	a.1) y a.2)	13,878	44,342

Subordinated corporate bonds	USD	4,000,000	b )	2,503	3,077

Subordinated corporate bonds	USD	150,000,000	c.1)	474,314	460,425

Nonsubordinated corporate bonds	USD	150,000,000	c.2)	489,390

Nonsubordinated corporate bonds	USD	100,000,000	c.3)	310,147

Total				1,290,232	507,844

a.1)
On February 19, 1996, the Bank’s regular and special Shareholders’ Meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

a.2)
On April 12, 1995, the Bank’s general regular Shareholders’ Meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A.

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

The Bank undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.
On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB, received on December 29, 1999.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

The installments of the corporate bonds mentioned in a.1) and a.2) were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER. In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.
Subsequently, the Managing Committee of FFRE objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

On March 17, 2005, the Bank advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting therefrom.

On April 20, 2007, the Bank paid 33,500 to settle the Subordinated Corporate Bonds of nominal value USD 60,000,000 and USD 5,000,000. Certain aspects, such as a decrease in the interest rate to be applied and the treatment of compensatory and punitive interest, which are relevant to the final calculation of the due and payable amounts, remain to be defined.

As of December 31, 2007, and 2006, the amount due was booked under “Subordinated corporate bonds” for an amount of 13,878 and 44,342, respectively.

b)
On January 20, 1997, the general special Shareholders’ Meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the general special Shareholders’ Meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through December 31, 2007, the Bank had amortized the equivalent of USD 2,800,000 (original value), following the method described in point (a) above.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

c)
On September 1, 2006, the general regular Shareholders’ Meeting approved the creation of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On June 4, 2007, the General Regular and Special Shareholders’ Meeting approved the increase of the USD 400,000,000 cap (four hundred million US dollars) of the Global Program for the Issuance of Corporate Bonds previously mentioned to USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, as set forth in the original program.

c.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-
Interest payments will be made with a semiannual frequency (June 18 and December 18, every year). In this regard, the Bank made payments on June 19, and December 18, 2007, for 22,484 and 22,951, respectively.

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576. On April 26, 2007, the General Regular Shareholders’ Meeting approved the creation of the special reserve previously mentioned for an amount of 45,515. As of December 31, 2007, such reserve was fully reversed.

-
Pursuant to the “Registration Rights Agreement” entered into by the Bank and the placing agents, Banco Macro S.A. agreed to file with the SEC and make its best efforts to obtain a exchange authorization for the current issue of corporate bonds for an issue registered with the SEC. Such agreement establishes certain deadlines and penalties for the Bank to carry out the process.

                    On August 16, 2007, the SEC authorized the abovementioned exchange offer, as well as those relating to Classes 2 and 3 mentioned in sections c.2) and c.3) below.

                    The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

c.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (US dollars one hundred and fifty million), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically.

The Bank used the funds derived from such issuance to grant loans.

c.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (“peso-linked notes”) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year, starting on December 7, 2007. Additionally, the Bank will only be able to redeem such issuance for tax purposes.

The Bank used the funds derived from such issuance to grant loans.

c.4)
Within the framework of the abovementioned Global Program, the Bank is in the process of issuing nonsubordinated corporate bonds at a fixed rate, simple, not convertible into shares, maturing in 2014 for a face value of USD 100,000,000 (one hundred thousand US dollars), in accordance with the terms and conditions set forth in the price supplement dated October 18, 2007. The period in which to receive offers expires May 2, 2008.

The Bank will use the funds derived from such issuance to grant loans.

For the same reasons regarding the macroeconomic context summarized in note 9 above, on January 23, 2008, the Bank repurchased nonsubordinated corporate bonds mentioned in section c.2) above for a nominal amount of USD 9,500,000.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performed transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.

-	Forward transactions without delivery of the underlying asset.

-	Call and put options.

-	Interest rate swap.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

Positions of transactions effective as of December 31, 2007, and 2006, are as follows:

Transaction	12/31/2007	12/31/2006

Net asset / (liability) position of repurchase agreements	(787,288)	(28,419)

Net asset / (liability) position of forward foreign-currency transactions offset (a)	236,573	(27,576)

Position of put options sold on BODEN 2007, 2012 and 2013 coupons (b)	113,776	126,246

Interest rate swap (c)	29,388

Position of call options purchased (d)		119,345

Position of put options purchased (e)		50,649

Position of call options sold (d)		50,612

Position of put options sold (d)		119,345

Net income (loss) resulting from these transactions for the years ended December 31, 2007, and 2006, amount to income (loss):

Transaction	12/31/2007	12/31/2006

Premiums on reverse repurchase agreements	38,346	14,828

Premiums on repurchase agreements	(16,185)	(13,423)

Transactions with options	2,32	7,122

Forward foreign-currency transactions offset	553	375

Interest rate swap	154

Total	25,000	8,902

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)
Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(c)
Relates to an interest rate swap agreement whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (LIBOR at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the difference between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

The amount booked under the Bank’s memorandum accounts and disclosed previously, is related to the residual principal of the loan (notional value of the transaction).

(d)
As of December 31, 2006, relates to the put and call options agreement entered into by the Bank and Nuevo Banco Suquía S.A., in their capacity as buyers of Nuevo Banco Bisel S.A., and SEDESA. Such option was exercised by the Bank on May 28, 2007 (see note 2.6).

(e)
As of December 31, 2006, relates to put and call options agreements related to Senior and Junior trust debt securities for a face value of 54,774 and 27,387, respectively, in the “BG” financial trust carried by the Bank in its portfolio as of December 31, 2006. Such agreements were executed on December 19, 2006, between Banco Macro S.A. and Cargill Investments SCA.

The Senior trust debt securities were fully amortized on February 5, 2007.

After successive monthly renewals, on November 26, 2007, Cargill Investments SCA exercised the purchase option on the Junior trust debt securities.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2007, and 2006, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,664 and 14,850, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of December 31, 2007, and 2006, the loans portfolio managed amounts to 44,068 and 44,454, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2007, and 2006, the loans portfolio managed amounts to 80,890 and 85,262, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets booked in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors -under Section No. 35 bis II b), Financial Institutions Law- provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2007, and 2006, the portfolio managed by the Bank amounted to 136,810 and 153,661, respectively.

e)	On March 31, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of December 31, 2007, and 2006, the portfolio managed by the Bank amounted to 63,037 and 64,442, respectively. Also, see note 15(2) to the stand-alone financial statements.

f)	In addition, as of December 31, 2007, and 2006, the Bank had under its management other portfolios for total amounts of 69,909 and 53,060, respectively.

13.	MUTUAL FUNDS

As of December 31, 2007, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	366,603,211	438,858	295,629

Pionero Renta Ahorro	57,150,279	65,331	61,727

Pionero Latam	26,491,905	102,152	105,258

Pionero Renta	12,850,077	24,263	22,821

Pionero F.F. - Fideicomiso Financieros	5,826,027	5,895	5,115

Pionero Crecimiento	2,181,022	5,731	5,457

Pionero Global	613,122	656	599

Puente Hnos. Renta Fija	77,120	106	88

Galileo Event Driven F.C.I.	18,160,165	88,261	108,191

(a) These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Items in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 4.6699% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 8,945 of March 20, 2007.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes.

The amounts booked in the Bank’s financial statements for certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

Financial trust	12/31/2007	12/31/2006

Certificates of participation:

Tucumán (a)	134,474	145,223

Luján (b)	43,530	43,530

San Isidro (c)	16,782	16,782

Godoy Cruz (d)	12,511	11,055

Other	13,165	3,309

Subtotal certificates of participation	220,462	219,899

Financial trust	12/31/2007	12/31/2006

Debt securities:

Tarjeta Shopping (e)	29,989	13,571

Onext (f)	14,524	14,020

Metroshop (e)	12,425	5,548

Tarjeta Privada (e)	10,060

BG (g)		50,401

Others	10,032

Subtotal debt securities	77,030	83,540

Total	297,492	303,439

(a)	Fideicomiso Tucumán

On August 31, 2005, Sud Inversiones y Análisis, in its capacity as trustee, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, and Banco Macro S.A., in its capacity as potential trustor, and the securities holders, in their capacity as beneficiaries, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán” whereby the Trustors assign to the Trust the debt securities issued by the trust Fideicomiso República (a trust the purpose of which is the recoverability of certain assets, mainly loans and real property of former Banco República).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

The trust is aimed at guaranteeing the payment of the certificates of participation issued. To this end, Class “A” and Class “B” certificates of participation were issued for the remainder. Subsequently, the issuance was extended to include Class “A” certificates of participation. The Class “B” certificates of participation rights are subordinated to the interest, principal and income of the Class “A” certificates of participation. As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation, issued under Fideicomiso Tucumán.

As per the latest accounting information available to date, corpus assets amounted to about 91,348, which measured at their recoverable value exceed the values booked by the Bank.

This trust will end with the full settlement of the certificates of participation.

(b)	Fideicomiso Luján

On May 20, 2003, a trust agreement was entered into between Federalia S.A. de Finanzas, in its capacity as trustor, and Sud Inversiones y Análisis S.A., in its capacity as trustee, whereby a financial trust “Fideicomiso Financiero Luján” was created to sell the corpus assets (real property), and to pay off the certificates of participation issued with the proceeds.

To such end “Nuevo A”, “A Prima” (subordinated to the class “Nuevo A” certificates of participation) and class “B” certificates of participation were issued for the remainder (subordinated to the "Nuevo A” and “A Prima” certificates of participation). Banco Macro S.A. is currently beneficiary of 100% of the issued certificates of participation.
As per the latest accounting information available to date, corpus assets amounted to about 49,404.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(c)	Fideicomiso San Isidro

On June 4, 2001, Banco Macro S.A. (replaced as from February 25, 2005, by Sud Inversiones y Análisis S.A.), as trustee, and the former Banco República S.A. de Finanzas, as trustor, entered into a trust agreement, whereby the financial trust, “Fideicomiso Financiero San Isidro” was set up. Under such agreement, the trustor assigned the trustee the fiduciary ownership of a real estate located in the San Isidro district, Province of Buenos Aires, in order to realize it and use the proceeds to settle the certificates of participation: class “A”, class “B” (subordinated to the class “A” certificates of participation) and class “C” for the remainder (subordinated to the class “A” and “B” certificates of participation). Banco Macro S.A. is currently beneficiary of 100% of the issued certificates of participation.

On May 10, 2007, a real estate development management offer was signed to carry out the Real Property Project , based on a decision by the trust’s beneficiaries in conformity with the provisions set forth in the trust agreement.

As per the latest accounting information available to date, corpus assets amounted to about 25,689.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(d)	Fideicomiso Godoy Cruz

On August 29, 2006, Banco Finansur S.A. in its capacity as trustee, Corporación de los Andes S.A. in its capacity as trustor and the holders of the certificates of participation in their capacity as beneficiaries, entered into a trust agreement referred to as "Fideicomiso Financiero Godoy Cruz", with the purpose of selling the corpus assets (lots and buildings located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza) and to settle the certificates of participation with the proceeds thereof. To this end, class “A”, “B” (subordinated to the class “A” certificates of participation) and class “C” (subordinated to classes “A” and “B”) certificates of participation were issued.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 22,552.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

This trust will end with the full settlement of the certificates of participation.

(e)
Related to provisional certificates of participation issued in the different series of financial trusts through a public offering entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

The abovementioned provisional debt securities were settled mostly as of the date of issuance of these financial statements.

(f)	Fideicomiso Onext

On May 19, 2005, Banco Macro S.A., Banoco Credicoop CL, Dalvian House S.A. and Conjunto los Cerros S.A. in their capacity as trustors, Sud Inversiones y Análisis S.A: in its capacity as trustee and Dalvian S.A: and Tecan Austral S.A. entered into an agreement whereby the financial trust “Fideicomiso Financiero Onext” was created, with the purpose of settling the debt securities issued by the trust and distributing the remaining corpus assets, if any, among the holders of the certificates of participation in their respective proportions.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 50% of the debt securities issued under Fideicomiso Onext.

As per the latest accounting information available to date, corpus assets amounted to about 61,236.

This trust will terminate upon the full settlement of debt securities, unless the holders of certificates of participation decide to extend it.

(g)	Fideicomiso BG

On December 20, 2005, Equity Trust Company S.A. in its capacity as trustee, Banco de Galicia y Buenos Aires S.A. in its capacity as trustor and the holders of the certificates of participation in their capacity as beneficiaries, entered into a trust agreement referred to as "Fideicomiso Financiero BG", for the purpose of collecting the loans granted and paying the issued securities. To this end, senior trust debt securities, junior trust debt securities (subordinated to the senior trust debt securities) and certificates of participation were issued.

On December 19, 2006, Banco Macro S.A. and Cargill Investments SCA executed put and call options agreements related to Senior and Junior trust debt securities of the “BG” financial trust carried by the Bank in its portfolio as of December 31, 2006

On February 5, 2007, the Senior trust debt securities were amortized, and on November 26, 2007, Cargill Investments SCA exercised the purchase option in relation to the Junior trust debt securities.

15.2.	Tusts created using financial assets transferred by the Bank.

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

The trust in effect, created using assets transferred by the Bank , is listed below:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Financiero "Retuc 1"	Banco Macro S.A.	S.I.A.S.A.	Cooperativa de Vivienda Cons. y Créd. Ltda.	03/31/2006	2,300 (1)

1.	Relating to the corpus assets, as per the latest accounting information available to date. Furthermore, the Bank administrates the collection of trust assets.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

   15.3.      Tusts guaranteeing loans granted by the Bank

Under this kind of trust, and guaranteeing an obligation, the Trustor transfers an asset or property ownership right to a trust, the Beneficiary of which shall be the creditor. This is common in the Argentine banking market, where a bank may, in some cases, require that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance. In some cases trusts do not involve assets or liabilities, but simply act as conduits to collect cash and send it to the bank for the payment of the debtor’s loans and in this way ensure compliance of the obligations assumed by the trustor and guaranteed through the trust.

Provided there is no noncompliance or there are no delays in the obligations assumed vis-à-vis the beneficiary, the trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

Below is a breakdown of the trusts that are effective to date:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed

Fideicomiso Transporte Automotor Plaza	Transporte Automotor Plaza S.A.	S.I.A.S.A.	Banco Macro S.A.	05/07/1998	0	(3)

Fideicomiso Banco Macro - Horizonte S.A.	Horizonte S.A.	Banco Macro S.A.	Banco Macro S.A.	03/11/2004	95	(1)

Fideicomiso Los Castillos S.A. Provincia de Salta Banco Macro Bansud S.A.	Los Castillos S.A.	Banco Macro S.A.	Banco Macro S.A.	11/22/2004	24	(1)

Fideicomiso Banco Macro - Horizonte S.A.	Horizonte S.A.	Banco Macro S.A.	Banco Macro S.A.	12/30/2004	5	(1)

Fideicomiso Northia	Laboratorios Northia S.A.C.I.F.I.A.	S.I.A.S.A.	Banco Macro S.A.	12/31/2004	0	(3)

Fideicomiso Pulte	Pulte S.R.L.	S.I.A.S.A.	Banco Macro S.A.	01/06/2005	0	(3)

Fideicomiso III Banco Macro Bansud S.A. - Entretenimientos y Juegos de Azar S.A.	ENJASA	Banco Macro S.A.	Banco Macro S.A.	01/20/2005	56	(1)

Fideicomiso Banco Macro Bansud - Veloz del Norte	La Veloz del Norte	Banco Macro S.A.	Banco Macro S.A.	06/03/2005	708	(1)

Fideicomiso V Banco Macro Bansud - Entretenimientos y Juegos de Azar S.A.	ENJASA	Banco Macro S.A.	Banco Macro S.A.	09/30/2005	37	(1)

Fideicomiso CIYPSA	Compañía de Inversiones y Participaciones S.A. (CIYPSA)	S.I.A.S.A.	Banco Macro S.A.	01/26/2006	4,145	(4)

Fideicomiso Municipalidad de Salta Obra Puente Gobernador Roberto Romero	Municipality of the City of Salta	Banco Macro S.A.	Norobras Construcciones Civiles S.A. and Banco Macro S.A.	05/17/2006	297	(1)

Fideicomiso Municipalidad Cuidad de Salta Obra Accesos y Puentes sobre Río Arenales-Vinculación calles Córdoba y Polonia	Municipality of the City of Salta	Banco Macro S.A.	Ingeniero Medina S.A. and Banco Macro S.A.	05/22/2006	185	(1)

Fideicomiso de Garantía London	London Supply S.A.C.I.F.I	S.I.A.S.A.	Banco Macro S.A.	05/23/2006	128	(1)

Fideicomiso Provincia de Salta Avenida de Circunvalación	Province of Salta	Banco Macro S.A.	UTE Ingeniero Medina S.A. - Moncho Construcciones S.R.L. - Banco Macro S.A.	05/2006	2,927	(1)

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso en Garantía San Vicente	Unider Internacional S.A	S.I.A.S.A.	Banco Macro S.A.	06/28/2006	4,534	(4)

Fideicomiso de Garantía Altos de la Calera I	Altos de la Calera S.A.	S.I.A.S.A.	Nuevo Banco Suquía S.A.	08/07/2006	0	(3)

Fideicomiso Provincia de Salta - Adquisición vehículos Autolux S.A.	Province of Salta	Banco Macro S.A.	Concesionaria de automotores Autolux S.A. and Banco Macro S.A.	10/09/2006	80	(1)

Fideicomiso VI Banco Macro S.A. - Entretenimientos y Juego de Azar S.A.	EN J.A.S.A.	Banco Macro S.A.	Banco Macro S.A.	10/19/2006	0	(2)

Fideicomiso Casino Club	Casino Club S.A. y Casino Rosario S.A.	S.I.A.S.A.	Banco Macro S.A.	11/16/2006	17,500	(4)

Fideicomiso Municipalidad de Salta - Obra Puente Gobernador Roberto Romero - Adicional Nro. 1	Municipality of the City of Salta	Banco Macro S.A.	Sociedad Norobras Construcciones Civiles S.A. and Banco Macro S.A.	01/12/2007	0	(2)

Fideicomiso III Banco Macro SA - Sucesión de Yeizel Katz SH	Sucesión Yeizel Katz	Banco Macro S.A.	Banco Macro S.A.	03/05/2007	102	(1)

Fibra Papelera S.A. security and trust assignment	Agrotécnica del Sur S.A. - and individuals not related to the Entity.	S.I.A.S.A.	Banco Macro S.A.	03/23/2007	4,040	(5)

Sunny Land S.A. security and trust assignment	Individuals not related to the Entity.	S.I.A.S.A.	Banco Macro S.A.	04/04/2007	16,230	(5)

Fideicomiso IV Banco Macro SA - Sucesión de Yeizel Katz SH	Sucesión Yeizel Katz	Banco Macro S.A.	Banco Macro S.A.	04/16/2007	110	(1)

Fideicomiso Municipalidad de Salta Obra Vinculación calles Córdoba y Polonia Y Puente sobre Río Arenales Adicional N° 1 (Dto. 1419/06) y Adicional N° 2 (Dto. 217/07)	Municipality of the City of Salta	Banco Macro S.A.	Ingeniero Medina S.A. and Banco Macro S.A.	05/04/2007	0	(2)

Fideicomiso Aeropuertos de Neuquén	Aeropuertos del Neuquén S.A.	S.I.A.S.A.	Banco Macro S.A.	05/15/2007	1,525	(4)

Fideicomiso Provincia de Salta - Optimización Sistema Agua Potable en San José de Metán	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	140	(1)

Fideicomiso Provincia de Salta - Elaboración y Ejecución de planta depuradora El Quebrachal	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	38	(1)

Fideicomiso Provincia de Salta - Proyecto y Ejecución Acueducto a la Ciudad de Oran	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	132	(1)

Fideicomiso Provincia de Salta - Optimización Sistema de Agua Potable a La Caldera	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	51	(1)

Fideicomiso Provincia de Salta - Captación Rio Corralito - Rosario de Lerma	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	86	(1)

Fideicomiso Provincia de Salta - Acueducto Centro Villa Rebeca - Alto Molino Salta - Capital	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	07/06/2007	173	(1)
Fideicomiso Provincia de Salta Proy. e Ejec. Cisterna y Sist. Bombeo Vaqueros	Province of Salta	Banco Macro S.A.	Romero Igarzabal S.R.L. and Banco Macro S.A.	07/06/2007	34	(1)

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed

Fideicomiso Provincia de Salta - Cisterna Acueducto Sur y Obras Complementarias en la Ciudad de Salta	Province of Salta	Banco Macro S.A.	Vicente Moncho Construcciones	07/06/2007	77	(1)

Fideicomiso Banco Macro - Sucesión Yeizel Katz	Sucesión Yeizel Katz	Banco Macro S.A.	Banco Macro S.A.	07/21/2007	262	(1)

Fideicomiso de Garantía Santa Rosa	Grandaunt Construcciones S.A.	S.I.A.S.A.	Nuevo Banco Suquía S.A.	08/09/2007	277	(1)

Fideicomiso Provincia de Salta - Autopista Circunvalación Sureste	Province of Salta	Banco Macro S.A.	UTE - Ingeniero Medina SA - Moncho Construcciones SRL	08/24/2007	18	(1)

Fideicomiso de Garantía Autopista Pilar - Pergamino I	Corredor Americano S.A.	S.I.A.S.A.	Banco Macro S.A.. Banco Hipotecario S.A. and Banco de Inversión y Comercio Exterior S.A.	12/12/2007	183	(1)

(1)	Relating to the monthly average on a straight-line basis of the funds managed during the fiscal year ended December 31, 2007, or as from the starting date, if applicable.

(2)	As of the date of these financial statements, there are no trust-fund accounts.

(3)	As of the date of the issuance of these financial statements, there are no funds because the trusts are in liquidation process.

(4)	The Bank estimated the value of the managed assets based on the amount pending amortization of the as of December 31, 2007, of the loans granted.

(5)	Related to the equity value of the shares transferred by the trustor to the trust.

15.4. Trusts in which the Bank acts as trustee (administration).

In these trusts the Bank only performs administration tasks in relation to the corpus assets, in conformity with the agreements.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements.

The Bank entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreement granting road exploitation, management, keeping and maintenance.

Below is a breakdown of the trusts that are effective to date.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed

Fideicomiso No Financiero entre Banco Macro S.A. y la Secretaría. de Estado de Economía de la Provincia de Jujuy	Economy Department of the Province of Jujuy	Banco Macro S.A.	Economy Department of the Province of Jujuy	05/11/2000	6,676	(1)

Fideicomiso Hospital el Milagro	Ministry of Treasury of the Province of Salta and Ministry of Public Health of Salta	Banco Macro S.A.	La UTE Nuevo Hospital El Milagro	03/01/2001	410	(1)

Fideicomiso Obra Pública DEC 106-01 Munic.	Municipality of the City of Salta	Banco Macro S.A.	Sociedad Ingeniero Alonso Crespo SA.	04/23/2001	98	(1)

Fideicomiso de Administración Decreto 149/2002	Province of Misiones	Banco Macro S.A.	AESA Misiones S.A.	02/26/2002	1,282	(1)

Hospital Privado Centro Médico de Córdoba S.A. FIDE	Hospital Privado Centro Médico de Córdoba S.A.	Banco Macro S.A.	Internacional Finance Corporation	08/29/2002	3,379	(1)

Fideicomiso Decreto 331 Servicios Hidrocarburíferos	Province of Salta	Banco Macro S.A.	Montamat y Asoc. SRL - Banco Macro SA UTE	12/19/2002	3,526	(1)

Fideicomiso IPSS	Ministry of Treasury and Public Works of Salta	Banco Macro S.A.	Health Institute of the Province of Salta	03/28/2003	6,275	(1)

Fideicomiso IV Salta - Enjasa Riva	ENJASA	Banco Macro S.A.	RIVA S.A.	09/23/2004	182	(1)

Fideicomiso para el Fortalecimiento y Saneamiento Municipal - Banco Macro Bansud S.A. y Gobierno Provincial - Ley 5435	Provincial government	Banco Macro S.A.	Municipalities and municipal commissions of the Province of Jujuy	12/29/2004	87,800	(1)

Fideicomiso Municipalidad de Salta Acta Acuerdo 30.12.2004	Municipality of the City of Salta	Banco Macro S.A.	Province of Salta and/or the party appointed thereby	04/29/2005	594	(1)

Fideicomiso de Garantía Cooperativa de Cerro Azul- IPRODHA	Cooperativa de Agua Potable y Otros Servicios	Banco Macro S.A.	Instituto Provincial de Desarrollo Habitacional (I.PRO.D.HA)	06/07/2005	1	(1)

Fideicomiso Saeta - Banco Macro Bansud S.A.	Sociedad Anónima de Transporte Automotor (SAETA)	Banco Macro S.A.	Employees of companies, social security agencies, statutory health care organizations, tax authorities, among others.	10/06/2005	8,398	(1)

Fideicomiso Proyecto Barrio Autódromo	Municipality of the City of Salta	Banco Macro S.A.	Parties hired for the natural gas installation	12/22/2005	42	(1)

Fideicomiso Provincia de Salta - Adquisición vehículos Antis S.A.	Province of Salta	Banco Macro S.A.	Concesionaria de automotores Antis S.A. and Banco Patagonia S.A.	10/05/2006	263	(1)

Fideicomiso de Administración Decreto 2268/2006	Province of Misiones	Banco Macro S.A.	Concesionaria Enriquez Albano UTE	11/30/2006	2,128	(1)

Fideicomiso Gasoducto de Anta	Province of Salta	Banco Macro S.A.	Sociedad Conta Walter Mario S.R.L.	12/19/2006	0	(2)

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso de Administración Dec. 171/2007	Province of Misiones	Banco Macro S.A.	Don Casimiro Zbikoski SA, Tipoka SA, Bencivenga SRL y Ntra. Sra. del Rosario SRL	03/20/2007	1,001	(1)

Fideicomiso de Garantía CONTA	Conta Walter Mario SRL	Banco Macro S.A.	Barclays Bank PLC	04/20/2007	0	(2)

Fideicomiso Provincia de Salta - Elaboración y Ejecución Nuevo Acueducto Campo Santo General Güemes	Province of Salta	Banco Macro S.A.	SEMACO S.A.	07/06/2007	61	(1)

Fideicomiso Municipalidad de Salta- Organización Magna S.A.	Municipalidad de la Ciudad de Salta	Banco Macro S.A.	Organización Magna S.A.	11/27/2007	138	(1)

(1)	Relating to the monthly average on a straight-line basis of the funds managed during the fiscal year ended December 31, 2007, or as from the starting date, if applicable.

(2)	As of the date of these financial statements, there are no trust-fund accounts.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for December 2007 are listed below, indicating the accounts balances.

Item	Balance as of 12/31/2007

Cash

Cash on hand	547,966

Amounts in Central Bank accounts	1,597,354

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	152,101

Total	2,297,421

18.	RISK MANAGEMENT POLICIES

In financing activities there are a multiple number of risks to which banks are exposed. These risks are managed through a continuous Identification, Evaluation, Measuring, Control/Mitigation and Monitoring process of the risk events or potential risk situations, so as to provide reasonable assurance regarding their impact, and their relation with the fulfillment of objectives established by the Bank.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

In the risk management process, all persons working at the Bank are responsible for this, in spite of the fact that the process begins with the Bank's Board of Directors and has been designed to provide reasonable security of fulfilling the Bank's objectives; every single player fulfills a specific role.

The Board of Directors establishes the organizational strategies in terms of risks and approves the policies and structures upon with the Bank will base its comprehensive risk management.

The members of the Board of Directors participate actively in the daily management, sharing their experience and knowledge of the financial system, forming different Committees (Audit, Anti-Money-Laundering, Internal Audit, IT, Assets and Liabilities (CAP), Loan and Recovery Committees).

Some of the main risks in financing activities involve:

Credit risk

The credit risk results from the possibility of loss derived from our customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

Banco Macro S.A. has counter-party and credit risk policies, aimed at its management and control, the purpose of which is to ensure risks fall within a risk tolerance level decided by the bank and the tolerance level established the Central Bank regulations. Credit Risk Management is in charge of applying the policies, administrating and monitoring the exposure to risk. This Management reports to the Junior and Senior Credit Committees.

Procedural manuals and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is deemed efficient based on the type of the customers in question. Compliance with Central Bank regulations, related to the diversification and concentration of credit and to the establishment of credit limits based on the customers´ net worth, is also closely monitored.

The Credit Committees (Senior, Junior and Regional) participate in this process. Their job is to rate customers (approval of credit limits) within the framework of a credit approval system which includes the involvement of a progressive scale of credit capacity levels in relation to the amount of capital being requested and the transaction’s terms and conditions.

The Credit Administration and Transactions Management is also used to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. In relation to this, among other matters, portfolio behavior and settlement reports are prepared. Also, the classification of debtors and hedges are reviewed on a regular basis (so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank in this regard).

Within the Credit Risk Management, the Analysis and Planning area duties involve monitoring risk exposure using tools such as alerts and indicators, which serve as a source of information in writing up reports.

Additionally, another part of the risk monitoring is carried out through the Recovery Area, which monitors the changes in the arrears portfolio, and the prelegal handling process of these debtors.

On the other hand, the Management has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to minimize and/or neutralize the credit risks.

Operational risk

Operational risk is defined as the risk of losses resulting from inadequate internal processes or from failures in such processes, human or system errors, and errors as a result of external events. This definition includes legal risk but excludes strategic and reputation risk.

Banco Macro S.A. formalized the document “Operating Risk Management Framework”, which includes the procedures and tools applied in the daily management, supplemented with the development of methodologies for risk identification, measurement, monitoring and control, with the purpose of providing the organization with general guidelines for its proper management.

This Framework includes a comprehensive model for the management of operating risk together with a clear assignment of roles and responsibilities to each one of the persons participating in the process.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

In such context, a Risk Committee will be created, along with the position of Head of Operating Risk. Both will be in charge of defining the adequate policies and procedures for the organization, which are approved by the Board of Directors.

The organizational structure of the operating risk management at the Bank is based on the following aspects:

•	The operational risk policy is established by the Head of Operating Risk and approved by the Board of Directors.

•
The general model design is based on the decentralized responsibility in managements, the independence between the Head of Operating Risk and the other Managements and the independent evaluation by Internal Audit.

•	The application of consistent standards for the definition, evaluation, measurement, monitoring and reporting of the operating risk through an integrated model for the management of operating risk.

•	The approval by each Management of specific policies and procedures.

•
A reporting system with current and comprehensive information which will contain a summary of operating risk events data, surveys of significant events and a self evaluation of controls, among others, with each management being responsible for reporting the required data.

The Bank has efficient operating risk management proceedings based mainly on the knowledge and experience of the directors and on the involvement of personnel of the Management of this type of risk. In this aspect, the organizational culture, control environment and adherence to policies, standards and procedures play a significant role.

Also, the Bank has long- and medium-term IT plans aimed at neutralizing the risk of obsolescence of the systems and guaranteeing a solid processing and communication infrastructure, and contingency plans ensuring processing continuity.

Market and Liquidity Risk

The market risk is defined by the uncertainty to which the Bank’s future results are exposed in the light of adverse movements in market conditions. Should such adverse market conditions arise, the Bank would sustain unexpected losses or decreases in the income capacity as a result of changes in the value of the main market factors or variables, such as interest rates, foreign exchange rates and financial asset quotes, among others.

The liquidity risk is related to the Bank suffering a shortage of funds to meet its obligations, and that hence, it is required to depend on assets or acquire alternative resources (in unfavorable conditions), in order to meet customer fund requirements.

Banco Macro S.A. has written policies on the management and administration guidelines in relation to market, liquidity and price risks.

The Bank’s investment strategies is reviewed on a regular basis by the Assets and Liabilities Committee in the context of the economic and market tendencies in relation to the market risk, assets and liabilities concentration, maturity, expected rate of return and alternative investments, according to which the exceptions and capacitates are also assessed.

The Assets and Liabilities Committee evaluates the Bank's situation based on reports provided by Finance Management. The Bank’s value at risk is also monitored. To analyze the rate risk it uses the VAR (Value at Risk) method, determining the present value of net assets, weighting it using the modified duration and the historical volatility of the interest rate at a 99% confidence interval.

The Financial Planning area uses the following instruments, among others, in preparing its reports and recommendations: Sensitivity analysis, stress tests, index curves, in addition to other simulations. The adoption of measures based on the information provided is left to the Finance Management’s discretion, in relation to several factors that it must take into consideration such as the market conditions or the complexity and variety of transactions.
The reports prepared contemplate the following aspects: Changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; minimum cash, changes, rates and volatility of term deposits, and the participation of institutional investors; price and liquidity risk; limits established by the Assets and Liabilities Committee and issuance of warnings.

Additionally, the Bank seeks to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

The administration of liquidity needs to be supported by a planning process that determines the current and future cash needs, considering changes in economic, political, regulatory and other conditions. This makes it necessary to identify forecast and possible cash outflows, as well as consider alternative strategies to handle assets and liabilities in critical situations.

The Bank evaluates the liquidity situation through different tools, some of which include:

1.	Business Plan. This is the starting point to determine the cash needs of the current year.

2.
Liquidity Test. This is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without the business experiencing significant changes.

3.	Stress Tests. Used to quantify the impact of individual or systemic illiquidity scenarios.

4.	Mismatch control. The Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios.

5.
Assets and Liabilities Assumptions. In the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Finally, the purpose of the price risk policy is to ensure that the Committee has the adequate information, tools and procedures enabling it to measure, administrate and control the price risk.

One of the objectives in relation to the price risk is eliminating the unwanted risk from the different assets and liabilities, but it is also the Bank’s objective to take advantage of the business opportunities that changes in interest rates and prices may offer.

The Finance Management will report to the Assets and Liabilities Committee on a monthly basis on the price risk exposure and the effects that may be caused in the Bank’s financial margin. The risk reports should clearly compare the existing exposure with the limits policy, using it for analysis purposes. Identification of market factors, SFM (sensitivity to market factors), volatility, correlations, value at risk, index curves, stress test, among others.

19.	CLAIM FROM THE AFIP - DGI (FEDERAL PUBLIC REVENUE AGENCY - FEDERAL TAX BUREAU)

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that -in the former Banco Bansud S.A.’s opinion- were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of December 31, 2007, the outstanding amount of 5,321 was recognized in the “Other Liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP - DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

20.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2008). This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and rules. Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

Also, the current administration outlined a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo - constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the case in re. “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures" holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in note 3.3.l.2., under Central Bank Communiqués “A” 3,916 and “A” 4,686, the Bank continued capitalizing in “Intangible Assets” as of December 31, 2007 and 2006, the amounts of 76,011 and 54,428 at stand-alone level, respectively, and a total of 116,464 and 74,745 in the consolidated financial statements, respectively, net of related amortizations amounting to 66,979 and 47,700, at stand-alone level, respectively, and amounting to 209,162 and 179,883, at consolidated level, respectively, with respect to the differences resulting from the compliance with deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decisions and the provisions of Presidential Decree No. 214/02, as supplemented. As of December 31, 2007 and 2006, the Bank booked the additional payables related to such regulations under the “Provisions” account in the amount of 52,829 and 20,082 at the stand-alone level, respectively, and a total of 84,160 and 27,132 of the consolidated financial statements, respectively.

The Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions on the amount due of the related liabilities.

23.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
As established by Central Bank rules, 20% of net income for the year, plus/less prior-year adjustments, shall be appropriated to legal reserve. Consequently, the upcoming Shareholders’ Meeting shall be required to apply 99,040 out of unappropriated retained earnings to increase such legal reserve.

b)
Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC. In addition, through Communiqué “A” 4,589 and 4,591, the Central Bank published the general procedure to approve the request for the authorization to distribute earnings.

c)
As mentioned in note 10.a), under the agreements entered into with the FFCB, the Bank may not distribute as cash dividends an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

d)
According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

e)
Furthermore, as set forth in Central Bank Communiqués mentioned in point b) above, in order to determine the distributable amounts, the following should be deducted from unappropriated retained earnings (i) the assets booked for minimum presumed income tax, that as of December 31, 2007, totaled 23,287 (see note 4) and (ii) the positive difference between the book value and market value of the federal guaranteed loans and securities in portfolio amounting to 12,059.

f)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See Note 23)
(Figures stated in thousands of pesos, except for where indicated)

g)
In addition, as mentioned in note 3.3.l.2), the Bank capitalized under the “Intangible assets” account amounts for differences resulting from compliance with court orders related to the pesification of deposits. As established by such agency regarding the distribution of earnings, these amounts should be deducted from “Unappropriated retained earnings” as of year-end. As of December 31, 2007, such amount is 76,001 (net of amortizations).

h)
As established in the issuance conditions for the 1st series of Class 1 Subordinated Corporate Bonds mentioned in note 10.c.1), and as established by Central Bank Communiqué "A" 4,576, the upcoming Shareholders’ Meeting shall apply 46,083 out of “Unappropriated retained earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2008.

24.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank's prior intervention is not required for the publication of these financial statements.

25.	ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007		12/31/2006 (1)	12/31/2007
				Position
	Market	Book	Book	without		Final
Name	value	balance	balance	options (2)	Options	position
GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES
Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos - Maturity: 2008	4	4	499	(13)		(13)
Federal government bonds in US dollars at LIBOR - Maturity: 2012	140,068	140,068	103,993	12,700	71,397	84,097
Federal government bonds in US dollars at LIBOR - Maturity: 2013	4,397	4,397	2,109	162	42,379	42,541
Federal government bonds in pesos - Maturity: 2014	10,426	10,426	11,953
Argentine Government bonds in US dollars at 7% - Maturity: 2011- BONAR V	1,462	1,462	2,128	1,462		1,462
Consolidation bonds in pesos - Fourth series	3,351	3,351	1,971	(9,739)		(9,739)
Consolidation bonds in pesos - Second series	3,537	3,537		3,505		3,505
Consolidation bonds in pesos - Sixth series	2,036	2,036		1,533		1,533
Consolidation bonds of social security payables in pesos - Third series at 2%	646	646	500	1,022		1,022
Discount bonds denominated in pesos maturing 2033	8,611	8,611	4,075	9,934		9,934
Par bonds denominated in US dollars maturing 2038 (governed by Argentine legislation)	368	368	280	368		368
GDP-related securities in pesos - Maturity: 2035	53	53	671	53		53
GDP-related eligible securities in US dollars maturing 2035 (governed by New York State legislation)	214	214		214		214
Secured bonds under Presidential Decree No. 1,579/02	35,576	35,576	36,322	32,371		32,371
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán - Consadep - Series	1,627	1,627	1,441	1,627		1,627
Bonds of Amortization at 5.5% - Province of Mendoza - Maturity: 2018	7,533	7,533
Par bonds denominated in pesos - Maturing 2038	1,590	1,590	439
Consolidation bonds of social security payables in pesos - Fourth Series	14,890	14,890	3,620	13,648		13,648
Federal government bonds in pesos at 2% - Maturity: 2007			60,791
Public debt secured bonds of the Province of Río Negro (Bogar) Class II - Series I			226
Quasi-par securities in pesos - Maturity: 2045			2,920
Other		288	109	329		329
Subtotal holdings for trading or financial intermediation		236,677	234,047	69,176	113,776	182,952
Unlisted government securities
- Local
Book - entry securities for social security payables of the Province of Salta - In Pesos		2		2		2
Subtotal unlisted government securities		2		2		2

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007		12/31/2006 (1)	12/31/2007
				Position
	Market	Book	Book	without		Final
Name	value	balance	balance	options (2)	Options	position
INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills - Listed - Own Portfolio
Central Bank of Argentina bills in pesos - Maturity: 02/21/07			9,157
Central Bank of Argentina bills in pesos adjusted by CER - Maturity: 01/31/07			18,383
			27,540
Central Bank of Argentina Bills - Under repo transactions
Central Bank of Argentina bills in pesos - Maturity: 01-09-08	19,929	19,929
Central Bank of Argentina bills in pesos - Maturity: 11-12-08	1,765	1,765
Central Bank of Argentina bills in pesos - Maturity: 01-21-09	8,605	8,605
Subtotal Central Bank of Argentina Bills - Under repo transactions		30,299
Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 02/20/08	354,320	354,320	166,000	354,320		354,320
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03/05/08	192,663	192,663	47,611	207,806		207,806
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03/26/08	254,873	254,873	80,417	254,873		254,873
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 04/16/08	161,335	161,335	96,914	161,335		161,335
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 05/07/08	200,102	200,102	63,519	200,102		200,102
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 07/16/08	118,409	118,409	30,164	118,409		118,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 08/06/08	178,411	178,411	42,025	178,411		178,411
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 09/10/08	60,329	60,329	39,487	60,329		60,329
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 10/15/08	57,510	57,510		57,510		57,510
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 11/05/08	32,841	32,841	102,350	32,841		32,841
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 11/26/08	130,757	130,757		130,757		130,757
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 12/17/08	9,587	9,587		9,587		9,587
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 01/21/09	34,041	34,041		34,041		34,041
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 02/11/09	29,290	29,290		29,290		29,290
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 01/06/10	6,105	6,105		6,105		6,105
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03/25/10	1,973	1,973		1,973		1,973
Central Bank of Argentina notes in pesos adjustable by CER - Maturity: 01/23/08	33,955	33,955	31,112	33,955		33,955
Central Bank of Argentina notes in pesos adjustable by CER - Maturity: 12/24/08	154	154		154		154
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 04/18/07			2,004
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 05/30/07			212,028
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 07/11/07			11,684
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 11/21/07			245,384
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 12/19/07			120,126
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 09/19/08			85,556
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 11/22/08			61,110
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		1,856,655	1,437,491	1,871,798		1,871,798
Central Bank of Argentina Notes - Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 02/20/08	61,170	61,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 08/06/08	154,473	154,473	30,832
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 09/10/08	290,664	290,664	106,018
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03/05/08	4,038	4,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 05/07/08	15,365	15,365
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 10/15/08	5,165	5,165
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 11/26/08	102,234	102,234
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03/11/09	10,056	10,056
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 01/06/10	25,437	25,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 02/10/10	4,022	4,022
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 03/25/10	32,557	32,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 05/30/07			46,117
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 12/19/07			100,189
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) - Maturity: 07/16/08			3,409
Subtotal Central Bank of Argentina Notes - Under repo transactions		705,181	286,565
Total instruments issued by the Central Bank of Argentina		2,592,135	1,751,596	1,871,798		1,871,798
Total government securities		2,828,814	1,985,643	1,940,976	113,776	2,054,752

INVESTMENTS IN LISTED PRIVATE SECURITIES
Debt securities
- Local
Corporate Bonds - Petrobras Energía S.A. (the former Pecom S.A.)			14
Trust debt security - Italcred II Financial Trust			1,035
Subtotal debt securities			1,049
Total Investments in listed private securities			1,049
Total government and private securities		2,828,814	1,986,692	1,940,976	113,776	2,054,752

(1) See note 3.1.

(2) The position without options as of December 31, 2007, results from the following disclosure:

Holdings as of December 31, 2007	2,828,814
Plus: Loans of government securities	1,833
Plus: Spot and forward purchases pending settlement	86,608
Less: Deposits of government securities	117,678
Less: Spot and forward sales pending settlement	858,601
1,940,976

(3) As of December 31, 2007, and 2006 the Bank booked allowances for impairment in value amounting to 27 and 29, respectively.

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007	12/31/2006 (1)

COMMERCIAL

In normal situation	4,327,168	3,292,641
With Senior “A” guarantees and counter-guarantees	53,524	17,956
With Senior “B” guarantees and counter-guarantees	362,467	302,670
Without Senior guarantees or counter-guarantees	3,911,177	2,972,015

Subject to special monitoring	9,024	8,805
In observation
With Senior “B” guarantees and counter-guarantees	2,121	1,043
Without Senior guarantees or counter-guarantees	6,903	7,762

Troubled	4,251	22,926
With Senior “A” guarantees and counter-guarantees		3,371
With Senior “B” guarantees and counter-guarantees	2,160	1,804
Without Senior guarantees or counter-guarantees	2,091	17,751

With high risk of insolvency	19,061	11,000
With Senior “B” guarantees and counter-guarantees	1,981	2,767
Without Senior guarantees or counter-guarantees	17,080	8,233

Irrecoverable	12,819	21,155
With Senior “B” guarantees and counter-guarantees	7,855	8,704
Without Senior guarantees or counter-guarantees	4,964	12,451

Irrecoverable according to Central Bank´s rules	253
Without Senior guarantees or counter-guarantees	253

Subtotal Commercial	4,372,576	3,356,527

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007	12/31/2006 (1)
CONSUMER

Performing	3,824,132	2,391,109
With Senior “A” guarantees and counter-guarantees	12,192	15,708
With Senior “B” guarantees and counter-guarantees	557,514	581,038
Without Senior guarantees or counter-guarantees	3,254,426	1,794,363

Inadequate compliance	126,000	30,514
With Senior “A” guarantees and counter-guarantees	261	30
With Senior “B” guarantees and counter-guarantees	20,223	9,530
Without Senior guarantees or counter-guarantees	105,516	20,954

Deficient compliance	43,473	17,203
With Senior “B” guarantees and counter-guarantees	7,251	5,063
Without Senior guarantees or counter-guarantees	36,222	12,140

Difficult recovery	31,625	14,615
With Senior “B” guarantees and counter-guarantees	1,963	2,812
Without Senior guarantees or counter-guarantees	29,662	11,803

Irrecoverable	18,412	26,754
With Senior “A” guarantees and counter-guarantees	127	249
With Senior “B” guarantees and counter-guarantees	5,945	11,457
Without Senior guarantees or counter-guarantees	12,340	15,048

Irrecoverable according to Central Bank's rules	4,916	279
With Senior “A” guarantees and counter-guarantees	10
With Senior “B” guarantees and counter-guarantees	928	140
Without Senior guarantees or counter-guarantees	3,978	139

Subtotal Consumer	4,048,558	2,480,474
Total	8,421,134	5,837,001

(1) See Note 3.1.

EXHIBIT C
FINANCING FACILITIES CONCENTRATION
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007		12/31/2006 (1)
	Outstanding	% of total	Outstanding	% of total
Number of customers	balance	portfolio	balance	portfolio
10 largest customers	1,384,740	16.44	1,356,475	23.24
50 next largest customers	1,481,892	17.60	975,910	16.72
100 next largest customers	724,264	8.60	496,463	8.51
Other customers	4,830,238	57.36	3,008,153	51.53

Total	8,421,134	100.00	5,837,001	100.00

(1) See Note 3.1.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	9,833	1,257	3,471	7,622		86,021	460,479	568,683
Financial sector		110,253	27,353	7,622	9,905	8,138	7,628	170,899
Non-financial private sector and
foreign residents	120,045	2,013,955	1,030,511	956,496	620,711	885,577	2,054,257	7,681,552

Total	129,878	2,125,465	1,061,335	971,740	630,616	979,736	2,522,364	8,421,134

EXHIBIT E
DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31//2007					12/31/2006 (1)	Information on the issuer Data from latest financial statements
	Shares and interests
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Sharehold ers' equity	Income(loss) for period /year
In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Nuevo Banco Bisel S.A. (4)	Common	1	1	841,862,603	1,041,228	848,286	Financial institution	12/31/07	845,082	1,113,366	198,177
Nuevo Banco Bisel S.A. (2) (4)	Preferred	1	-	66,604,774	67,932		Financial institution	12/31/07	66,605
Banco del Tucumán S.A.	Common	100	1	395,341	108,095	42,570	Financial institution	12/31/07	43,960	120,197	18,724
Macro Securities S.A. Soc. de Bolsa	Common	1	1	9,405,000	16,636	12,462	Brokerage house	12/31/07	9,500	16,775	1,989
Sud Inversiones & Análisis S.A.	Common	1	1	2,297,263	11,361	4,977	Services	12/31/07	2,344	11,343	4,307
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,501	686	Mutual funds management	12/31/07	1,713	7,800	4,974
Macro Valores S.A.	Common	1	1	18,920	166	422	Financial advisory services	12/31/07	19	164	141
Foreign
Macro Bank Limited (ex Sud Bank & Trust)	Common	1	1	9,816,899	118,320	108,255	Banking	12/31/07	9,817	118,321	10,066
Red Innova Administradora de Fondos de Inversión S.A.	Common	1,000	1	4,156	362	301	Cash management	12/31/07	591	711	(251)
Subtotal subsidiaries					1,365,601	1,017,959

- Non-subsidiaries
In Argentina
Visa Argentina S.A.	Common	0.0001	1	11,400	238	238	Business services	05/31/07	1	34,234	10,076
C.O.E.L.S.A.	Common	1	1	65,283	95	94	Services	12/31/06	1,000	1,688	125
A.C.H. S.A.	Common	1	1	17,500	52	52	Electronic information services	12/31/06	650	1,714	304
Mercado Abierto Electrónico S.A.	Common	1,200	1	4	47	47	Electronic information services	12/31/06	242	8,072	1,885
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/06	250	1,544	(6)
Argentina Clearing S.A.	Common	30	1	30	31		Services	07/31/06	5,658	7,409	915
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/06	3,944	205,481	4,677
Foreign
BLADEX S.A.	Common	10	1	7,303	248	242	Banking	12/31/06	859,399	1,792,266	177,730
BLADEX S.A.	Com "E"	1	1	3,729	183	177	Banking	12/31/06	859,399	1,792,266	177,730
BLADEX S.A.	Preferred	10	1	259	10	11	Banking	12/31/06	859,399	1,792,266	177,730
Subtotal non-subsidiaries					945	902
Total in financial institutions, supplementary and authorized activities					1,366,546	1,018,861
In other companies
- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/06	23,599	54,525	13,386
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	06/30/06	9,000	10,051	23
Proin S.A.	Common	1	1	244,457	293	293	Juice production	09/30/05	4,604	7,127	174
El Taura S.A.					185	185	Hotel construction and explotation	12/31/04	420	3,422	(199)
MGR S.A.	Common		5	35,000	150	150	Manufacture of metal cylinders	06/30/02	12	695	(244)
Tunas del Chaco S.A. (3)					150	150	Agriculture	12/31/06	12	951	(212)
Emporio del Chaco S.A. (3)					150	150	Agriculture	12/31/06	12	936	(213)
Campos del Chaco S.A. (ex Prosopis S.A.) (3)					150	150	Agriculture	12/31/06	12	758	(255)
Utility Companies					96	85
Frigorífico Bermejo S.A.	Preferred	0.1	-	2,064,813	81	554	Meat-packaging	12/31/06	3,399	13,813	(4,052)
Cross Sale S.A.	Common	100	1	12	59	59	Sale	11/30/04	12	13	(124)
SEDESA	Common	1	1	45,518	45	45	Deposit guarantee fund management	12/31/06	1,000	12,358	381
Argentina de Hoteles S.A.	Common			33,750	34	34	Hotel services	10/31/05	1,585	4,470	(403)
Sanatorio Las Lomas S.A.	Common	1	1	13,245	32	32	Medical clinic	06/30/06	8,889	15,893	657
Argencontrol S.A.	Common	1	1	28,049	28	28	Agency	12/31/06	700	902	18
Macro Warrants S.A.	Common	1	1	25,000	25	25	Warrants	09/30/06	500	531	17
Papel Misionero S.A.	Common	0.1	1	122,097	12	12	Paper manufacture	12/31/06	40,210	178,974	38,196
Mercado a Término de Rosario S.A.	Common	1000	1	100	9	3	Grains market	07/31/07	10,500	11,648	560
Alcalis de la Patagonia S.A.	"D"		5	15,078	3	3	Mining explotation	06/30/05	721	187,840
Other					1	50
Foreign
SWIFT S.A.	Common	1	1	3	16	15	Services	12/31/06	500,418	962,817	100,051
Total in other companies					4,622	5,126
Total (5)					1,371,168	1,023,987

(1) See Note 3.1.

(2) See Note 7.d.2)

(3) See Note 7.d.1)

(4) See Note 2.6.

(5) As of December 31, 2007, and 2006, the Bank carried 697 and 1,172 as allowance for impairment in value (see Exhibit J).

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

					Depreciation for the
					fiscal year
Item	Net book value at beginning of fiscal year (1)	Additions	Transfers	Retirements	Years of useful life	Amount	Net book value at end of fiscal year
Bank premises and equipment
Buildings	167,132	394	5,727	677	50	5,625	166,951
Furniture and facilities	15,036	7,914	165	43	10	3,896	19,176
Machinery and equipment	44,502	37,311	100	41	5	16,059	65,813
Vehicles	23,439	26,950		2,523	5	6,334	41,532
Other	113	3	(116)		5

Total	250,222	72,572	5,876	3,284		31,914	293,472

Other assets
Works in progress	27,190	33,559	(5,041)	1,490			54,218
Works of art	1,186	3					1,189
Prepayments for the purchase of assets	3,522	916	(865)	3,573
Foreclosed assets	25,866	1,961	30	4,191	50	423	23,243
Leased buildings	9,434			5,907	50	68	3,459
Stationery and office supplies	914	12,333		10,627			2,620
Other assets	106,158	10,544		21,832	50	770	94,100

Total	174,270	59,316	(5,876)	47,620		1,261	178,829

(1) See Note 3.1.

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Net book		Amortization for the
	value at		fiscal year		Net book
	beginning of		Years of		value at end of
Item	fiscal year (1)	Additions	useful life	Amount	fiscal year
Goodwill	81,164	2	10	9,250	71,916
Organization and development costs (2)	85,501	90,624	5	34,831	141,294

Total	166,665	90,626		44,081	213,210

(1) See note 3.1.

(2) This includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007		12/31/2006 (1)
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,665,093	15.87	1,130,850	14.72
50 next largest customers	1,618,693	15.43	980,424	12.76
100 next largest customers	650,037	6.20	467,555	6.09
Other customers	6,555,575	62.50	5,102,110	66.43
Total	10,489,398	100.00	7,680,939	100.00

(1)	See Note 3.1.

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	8,130,605	1,300,953	540,139	491,108	20,461	6,132	10,489,398

Other liabilities from financial intermediation

Central Bank of Argentina	814	1,494		36,350	36,350	109,586	184,594
Banks and international Institutions	5,309	1,876				157,550	164,735
Non-subordinated corporate bonds		16,740	2,207			780,590	799,537
Financing received from Argentine financial institutions	49,648	48,413	22,865	1,213	2,427	38,831	163,397
Other	323,619	198	301	619	1,544	72,545	398,826
	379,390	68,721	25,373	38,182	40,321	1,159,102	1,711,089

Subordinated corporate bonds (1)		452	15,542	410	820	473,471	490,695
Total	8,509,995	1,370,126	581,054	529,700	61,602	1,638,705	12,691,182

(1)	It includes, under "Over 3 months and up to 6 months", the amounts due to the Business Enterprise Reconstruction Trust Fund mentioned in note 10.a).

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Balances at beginning of		Decreases		Balances at end of
Breakdown	fiscal year (1)	Increases (2)	Write off	Reversals	fiscal year
ALLOWANCES
Government and private securities
For impairment in value	29			2	27
Loans
For loan losses and impairment in value	167,353	67,929	34,810	26,571	173,901
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	26,742	11,169	5,608	2,410	29,893
Assets subject to financial leases
For uncollectibility risk	2,843	1,143			3,986
Investments in other companies
For impairment in value	1,172	85	11	549	697
Other receivables
For uncollectibility risk	15,871	620	194	1,082	15,215
Total allowances	214,010	80,946	40,623	30,614	223,719

PROVISIONS
Contingent commitments	1,674	23		69	1,628
For negative goodwill	483				483
For other contingencies	86,631	40,222	13,095	1,951	111,807
Difference from court deposits dollarization		8,502	532		7,970
Total liabilities	88,788	48,747	13,627	2,020	121,888

(1)	See note 3.1.

(2)	See note 3.3.f). and note 3.3.o).

EXHIBIT K

CAPITAL STRUCTURE
AS OF DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

Shares			Capital stock
Class	Number	Votes per share	Issued and outstanding (1)	Pending issuance or distribution (1)	Paid in (2)
Registered common stock A	11,235,670	5	11,236		11,236
Registered common stock B	627,743,303	1	672,707	36	672,743
Total	638,978,973		683,943	36	683,979

(1)	See note 2.8.

(2)	Related to Ps. 683.978.973 (See note 9).

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007										12/31/2006 (1)
	Total Parent company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian		Swedish	Norwegian
Items	branches	US dollar	sterling	franc	krone	dollar	Yen	krone	krone	Euro	Total
ASSETS
Cash	686,445	672,218	535	162	43	309	333	30	20	12,795	672,648
Government and private securities	154,088	154,088									108,561
Loans	1,274,130	1,272,632								1,498	622,309
Other receivables from financial intermediation	240,562	239,047								1,515	342,338
Assets subject to financial leases	19,249	19,249
Investments in other companies	119,139	119,139									109,001
Other receivables	14,351	14,315								36	7,125
Items pending allocation	51	51
Total	2,508,015	2,490,739	535	162	43	309	333	30	20	15,844	1,861,982

LIABILITIES
Deposits	1,488,396	1,488,396									1,083,637
Other liabilities from financial intermediation	875,339	866,413	114	23		4				8,785	292,799
Other liabilities	1,991	1,988								3	1,180
Subordinated corporate bonds	488,192	488,192									504,768
Items pending allocation	28	28									246

Total	2,853,946	2,845,017	114	23		4				8,788	1,882,630

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	241,629	241,629									117,452
Control	1,124,966	1,120,242	1	1		16				4,706	1,105,206
Derivatives	29,388	29,388
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	188,676	183,559								5,117	116,529

(1)	See Note 3.1.

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2007		12/31/2006 (1)
Item	In normal situation	Total	Total
Loans
Overdrafts	5,298	5,298	7,782
Without Senior guarantees or counter-guarantees	5,298	5,298	7,782
Documents	842	842	279
Without Senior guarantees or counter-guarantees	842	842	279
Mortgage and pledged loans			196
With Senior “B” guarantees and counter-guarantees			196
Credit cards	2,221	2,221	323
Without Senior guarantees or counter-guarantees	2,221	2,221	323
Other	4,915	4,915	20,438
Without Senior guarantees or counter-guarantees	4,915	4,915	20,438
Total loans	13,276	13,276	29,018

Other receivables from financial intermediation	210	210	73

Assets subject to financial leases and other	697	697	5,795

Contingent Commitments	5,123	5,123	5,021

Investments in other companies	1,366,157	1,366,157	1,019,022
Total	1,385,463	1,385,463	1,058,929

Allowances / Provisions	267	267	399

(1)	See Note 3.1.

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term	Residual weighted average term	Weighted average term of settlement of differences	Amount
Options	Intermediation - own account	Argentine government securities	Other	Over The Counter - Residents in Argentina - Non-financial sector	126	58	-	113,776

Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	BCBA (Buenos Aires stock exchange)	1	1	-	9,445

Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1	-	805,328

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	Rosario Futures Exchange (ROFEX)	2	1	-	63,280

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	2	1	-	322,178

Swaps	Intermediation - own account	Other	Other	Over The Counter - Residents in Argentina - Non-financial sector	132	129	3	29,388

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2007	12/31/2006 (1)
ASSETS
A. CASH
Cash on hand	790,869	564,191
Due from banks and correspondents
Central Bank of Argentina	2,022,463	1,551,399
Local Others	4,262	13,777
Foreign	299,647	497,433
Other	185	108
	3,117,426	2,626,908

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings for trading or financial intermediation	358,413	304,065
Unlisted government securities	20,137	13,441
Instruments issued by the Central Bank of Argentina	3,478,246	2,787,019
Investments in listed private securities	93,956	118,459
less: Allowances (Note 7.)	(27)	(29)
	3,950,725	3,222,955

C. LOANS (Notes 3. and 4.)
To the non-financial government sector	732,481	774,273
To the financial sector
Interfinancing - (granted call)	65,789	395,000
Other financing to Argentine financial Institutions	94,496	39,065
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,417	2,865
To the non-financial private sector and foreign residents
Overdrafts	1,504,657	1,103,270
Documents	1,081,675	543,734
Mortgage loans	619,781	426,138
Pledged loans	347,989	300,949
Personal loans	3,207,547	1,431,105
Credit cards	722,032	497,872
Other (Note 11.1.)	1,718,978	1,131,315
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	153,902	101,744
less: Unposted payments	(69)	(139)
less: Unearned discount	(20,836)	(11,505)
less: Allowances (Note 7.)	(220,422)	(208,581)
	10,009,417	6,527,105

	12/31/2007	12/31/2006 (1)
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	191,475	119,954
Amounts receivable from spot and forward sales pending settlement	428,581	213,605
Securities and foreign currency receivable from spot and forward purchases pending settlement	149,275	140,717
Premiums on options taken		868
Unlisted corporate bonds (Notes 3. and 4.)	44,257	12,661
Receivables from forward transactions without delivery of underlying asset		110
Other receivables not covered by debtors classification standards (Note 11.2.)	549,677	557,870
Other receivables covered by debtors classification standards (Notes 3. and 4.)	69,969	47,108
less: Allowances (Note 7.)	(206,939)	(178,319)
	1,226,295	914,574

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Notes 3. and 4.)	372,866	282,129
less: Allowances (Note 7.)	(4,898)	(3,489)
	367,968	278,640

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	439	429
Other	10,669	11,116
less: Allowances (Note 7.)	(697)	(1,172)
	10,411	10,373

G. OTHER RECEIVABLES
Receivables from sale of assets (Notes 3. and 4.)	26,074	26,330
Minimum presumed income tax - Tax Credit	45,293	47,780
Other (Note 11.3.)	209,345	155,038
Accrued interest and adjustments receivable on receivables from sale of assets (Notes 3. and 4.)	544	302
Other accrued interest and adjustments receivable	58	66
less: Allowances (Note 7.)	(27,034)	(36,153)
	254,280	193,363

H. BANK PREMISES AND EQUIPMENT, NET	373,111	336,251

I. OTHER ASSETS	206,580	202,765

J. INTANGIBLE ASSETS
Goodwill	71,916	81,164
Organization and development costs	191,061	110,015
	262,977	191,179

K. ITEMS PENDING ALLOCATION	2,056	859

TOTAL ASSETS	19,781,246	14,504,972

	12/31/2007	12/31/2006 (1)
LIABILITIES

L. DEPOSITS (Notes 5. and 6.)
From the non-financial government sector	1,774,121	1,295,630
From the financial sector	13,310	5,078
From the non-financial private sector and foreign residents
Checking accounts	2,599,682	1,876,232
Savings accounts	2,780,350	2,097,362
Time deposits	5,907,005	4,380,981
Investment accounts	63,063	18,836
Other (Note 11.4.)	391,176	360,195
Accrued interest, adjustments, foreign exchange and quoted price differences payables	62,442	36,703
	13,591,149	10,071,017

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Note 6.)
Other	347,896	386,089
Banks and international Institutions (Note 6.)	160,939	176,687
Non-subordinated Corporate Bonds (Note 6.)	780,590
Amounts payable for spot and forward purchases pending settlement	158,765	132,434
Securities and foreign currency to be delivered under spot and forward sales pending settlement	445,799	217,066
Premiums on options sold	2	868
Financing received from Argentine financial Institutions (Note 6.)
Interfinancing - (received call)	46,000	25,000
Other financing received from Argentine financial Institutions	90,806	22,982
Accrued interest payables	53	23
Other (Notes 6. and 11.5.)	492,799	250,091
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 6.)	47,387	25,876
	2,571,036	1,237,116

N. OTHER LIABILITIES
Dividends payable	1	662
Fees	732	9
Other (Note 11.6.)	241,296	188,260
	242,029	188,931

O. PROVISIONS (Note 7.)	164,347	104,870

P. SUBORDINATED CORPORATE BONDS (Note 6.)	490,695	507,844

Q. ITEMS PENDING ALLOCATION	1,644	2,052

MINORITY INTERESTS IN SUBSIDIARIES	12,640	78,045

TOTAL LIABILITIES	17,073,540	12,189,875

SHAREHOLDERS' EQUITY	2,707,706	2,315,097

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	19,781,246	14,504,972

(1)	See Note 3.1. to the stand-alone financial statements.

	12/31/2007	12/31/2006 (1)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	10,797,838	10,333,170
Contingent	3,698,827	3,286,537
Guarantees received	3,229,071	2,718,097
Other not covered by debtors classification standards	524	459
Contingent debit-balance contra accounts	469,232	567,981
Control	5,947,864	6,041,123
Receivables classified as irrecoverable	832,822	879,769
Other (Note 11.7.)	4,931,358	5,028,310
Control debit-balance contra accounts	183,684	133,044
Derivatives	576,845	574,775
Notional value of call options taken		159,804
Notional value of put options taken		50,649
Notional value of forward transactions without delivery of underlying asset	331,411
Interest rate swap	36,238
Derivatives debit-balance contra accounts	209,196	364,322
Trust activity	574,302	430,735
Trust funds	574,302	430,735

CREDIT-BALANCE ACCOUNTS	10,797,838	10,333,170
Contingent	3,698,827	3,286,537
Unused portion of loans granted, covered by debtors classification standards (Notes 3. and 4.)		9,120
Guarantees provided to the Central Bank of Argentina	163,122	180,908
Other guarantees provided covered by debtors classification standards (Notes 3. and 4.)	115,930	243,057
Other guarantees provided not covered by debtors classification standards	58,773	43,289
Other covered by debtors classification standards (Notes 3. and 4.)	131,407	91,607
Contingent credit-balance contra accounts	3,229,595	2,718,556
Control	5,947,864	6,041,123
Checks to be credited	183,684	133,044
Control credit-balance contra accounts	5,764,180	5,908,079
Derivatives	576,845	574,775
Notional value of call options sold	549	91,071
Notional value of put options sold	113,809	245,675
Notional value of forward transactions without delivery of underlying asset	94,838	27,576
Derivatives credit-balance contra account	367,649	210,453
Trust activity	574,302	430,735
Trust activity credit-balance contra accounts	574,302	430,735

(1)	See Note 3.1. to the stand-alone financial statements.

Note: The accompanying notes 1 through 13 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENTS OF INCOME
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2007	12/31/2006 (1)
A. FINANCIAL INCOME
Interest on cash and due from banks	19,917	11,682
Interest on loans to the financial sector	32,157	16,720
Interest on overdrafts	192,599	120,040
Interest on documents	139,102	56,988
Interest on mortgage loans	68,065	48,506
Interest on pledged loans	51,480	43,038
Interest on credit card loans	55,665	30,969
Interest on other loans	527,954	259,801
Interest on other receivables from financial intermediation	18,471	15,050
Income from government and private securities, net (Note 11.8.)	488,757	324,178
Income from guaranteed loans - Presidential Decree No. 1,387/01	35,043	29,898
Net income from options	1,604
CER (Benchmark Stabilization Coefficient) adjustment	78,065	84,951
CVS (Salary Variation Coefficient) adjustment	1,605	1,947
Difference in quoted prices of gold and foreign currency	48,823	40,007
Other (Note 11.9.)	131,115	71,432
	1,890,422	1,155,207

B. FINANCIAL EXPENSE
Interest on checking accounts	19,968	9,475
Interest on savings accounts	11,372	6,736
Interest on time deposits	457,395	233,697
Interest on interfinancing received loans ( received call )	4,608	801
Interest on other financing to financial Institutions	226	252
Interest on other liabilities from financial intermediation	70,706	14,421
Interest on subordinated bonds	49,858	2,017
Other interest	9,768	12,410
Net income from options		371
CER adjustment	43,717	55,732
Contribution to Deposit Guarantee Fund	20,182	12,753
Other (Note 11.10.)	117,465	46,232
	805,265	394,897

GROSS INTERMEDIATION MARGIN - GAIN	1,085,157	760,310
C. PROVISION FOR LOAN LOSSES	94,717	59,773

D. SERVICE-CHARGE INCOME
Related to lending transactions	53,995	35,964
Related to deposits	422,589	273,976
Other fees	21,687	19,567
Other (Note 11.11.)	164,055	122,725
	662,326	452,232

	12/31/2007	12/31/2006 (1)
E. SERVICE-CHARGE EXPENSE
Fees	49,965	34,499
Other (Note 11.12.)	100,317	58,824
	150,282	93,323

F. ADMINISTRATIVE EXPENSES
Personnel expenses	589,021	396,338
Directors' and statutory auditors' fees	37,695	14,362
Other professional fees	42,428	39,670
Advertising and publicity	50,343	31,866
Taxes	13,491	9,008
Depreciation of equipment	42,723	29,231
Amortization of organization costs	17,923	13,263
Other operating expenses (Note 11.13.)	144,158	101,546
Other	19,261	17,173
	957,043	652,457

NET INCOME FROM FINANCIAL INTERMEDIATION	545,441	406,989

G. OTHER INCOME
Income from long-term investments	890	289
Penalty interest	7,580	5,553
Recovered loans and allowances reversed	133,118	192,508
CER adjustments	194	283
Other (Note 11.14.)	41,743	36,174
	183,525	234,807

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank ok Argentina	64	38
Charges for other receivables uncollectibility and other allowances	15,599	26,713
Amortization of differences from amparos	29,279	19,477
Depreciation and loss of other assets	5,303	3,567
Goodwill amortization	9,250	4,766
Other (Note 11.15.)	79,843	82,756
	139,338	137,317

MINORITY INTERESTS	(2,083)	(3,178)

NET INCOME BEFORE INCOME TAX	587,545	501,301

I. INCOME TAX (Note 10.)	92,345	76,961

NET INCOME FOR THE FISCAL YEAR	495,200	424,340

(1)	See Note 3.1. to the stand-alone financial statements.

Note: The accompanying notes 1 through 13 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

Changes in cash and cash equivalents
Cash at beginning of fiscal year	2,626,908
Cash at end of fiscal year	3,117,426
Net increase in cash	490,518

Causes of changes in cash

Operating activities
Net collections/ (payments):
- Government and private securities	(68,837)
- Loans
- to the financial sector	310,024
- to the nonfinancial government sector	36,674
- to the nonfinancial private sector and foreign residents	(2,687,238)
- Other receivables from financial intermediation	(509,249)
- Assets under financial lease	(31,295)
- Deposits
- to the financial sector	8,232
- to the nonfinancial government sector	473,453
- to the nonfinancial private sector and foreign residents	2,614,398
- Other liabilities from financial intermediation
- Financing facilities from the financial sector	(3,320)
Others (except liabilities included under financing activities)	278,226
Collections related to service-charge income	658,863
Payments related to service-charge expenses	(146,606)
Administrative expenses paid	(873,034)
Payment of organization and development expenses	(57,438)
Net collections from punitive interest	7,569
Differences from payments related to court orders	(34,445)
Collections of dividends from other companies	636
Other collections related to other income and losses	15,679
Net payments from other operating activities	(14,711)
Payment of income tax / minimum presumed income tax	(80,183)
Net cash flows used in operating activities	(102,602)

(Continued)

Investing activities
Net payments for bank premises and equipment	(77,661)
Net payments for other assets	(1,559)
Collections from sales of investments in other companies	33
Other payments for investing activities	(1,678)
Net cash flows used in investing activities	(80,865)

Financing activities
Net collections/ (payments):
- Nonsubordinated corporate bonds (1)	749,464
- BCRA (Central Bank of Argentina):
Other	(53,681)
- Banks and International Organizations	(15,844)
- Subordinated corporate bonds	(13,240)
- Financing received from financial institutions in Argentina	82,885
Irrevocable capital	182
Payment of dividends	(102,591)
Other collections from financing activities	(3,230)
Net cash flows provided by financing activities	643,945

Financial income (expense) and holding gains (losses) on cash and cash equivalents	30,040

Net cash increase	490,518

(1)	See Notes 10.c.2.) and 10.c.3.) to the stand-alone financial statements.

Note: Notes 1 through 13 to the consolidated financial statements and Exhibit I hereto are an integral part of these financial statments, which form part of the stand-alone financial statements of Banco Macro S.A. and should be read jointly with them.

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish -
(Figures stated in thousands of pesos)
See note 23 to the stand-alone financial statements)

	12/31/2007	12/31/2006
COMMERCIAL
In normal situation	5,230,237	4,004,780
With Senior “A” guarantees and counter-guarantees	108,301	26,037
With Senior “B” guarantees and counter-guarantees	489,107	339,078
Without Senior guarantees or counter-guarantees	4,632,829	3,639,665

Subject to special monitoring	14,835	26,651
In observation
With Senior “B” guarantees and counter-guarantees	4,492	6,058
Without Senior guarantees or counter-guarantees	9,106	7,762
In negotiation or with refinancing agreements
With Senior “B” guarantees and counter-guarantees	220
Without Senior guarantees or counter-guarantees	1,017	12,831

Troubled	5,905	24,944
With Senior “A” guarantees and counter-guarantees		3,371
With Senior “B” guarantees and counter-guarantees	3,592	3,050
Without Senior guarantees or counter-guarantees	2,313	18,523

With high risk of insolvency	25,637	16,267
With Senior “B” guarantees and counter-guarantees	2,795	7,310
Without Senior guarantees or counter-guarantees	22,842	8,957

Irrecoverable	14,410	24,608
With Senior “B” guarantees and counter-guarantees	7,855	10,973
Without Senior guarantees or counter-guarantees	6,555	13,635

Irrecoverable according to Central Bank's rules	253
Without Senior guarantees or counter-guarantees	253

Subtotal Commercial	5,291,277	4,097,250

(Continued)

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2007	12/31/2006
CONSUMER
Performing	5,439,011	3,230,190
With Senior “A” guarantees and counter-guarantees	17,458	18,384
With Senior “B” guarantees and counter-guarantees	837,088	759,573
Without Senior guarantees or counter-guarantees	4,584,465	2,452,233

Inadequate compliance	138,772	38,965
With Senior “A” guarantees and counter-guarantees	261	30
With Senior “B” guarantees and counter-guarantees	21,763	11,198
Without Senior guarantees or counter-guarantees	116,748	27,737

Deficient compliance	49,231	22,345
With Senior “B” guarantees and counter-guarantees	7,705	5,227
Without Senior guarantees or counter-guarantees	41,526	17,118

Difficult recovery	39,574	20,591
With Senior “B” guarantees and counter-guarantees	2,528	3,525
Without Senior guarantees or counter-guarantees	37,046	17,066

Irrecoverable	25,713	34,574
With Senior “A” guarantees and counter-guarantees	127	249
With Senior “B” guarantees and counter-guarantees	6,695	15,406
Without Senior guarantees or counter-guarantees	18,891	18,919

Irrecoverable according to Central Bank's rules	7,308	4,085
With Senior “A” guarantees and counter-guarantees	10
With Senior “B” guarantees and counter-guarantees	1,068	390
Without Senior guarantees or counter-guarantees	6,230	3,695

Subtotal Consumer	5,699,609	3,350,750
Total	10,990,886	7,448,000

Note: The accompanying notes 1 through 13 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with the

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in Central Bank Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has made a line-by-line consolidation of its balance sheets and statements of income for the years ended December 31, 2007 and 2006, and the statement of cash flows as of December 31, 2007, with those of the subsidiaries detailed below, for the years then ended.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The information referring to the number of shares, percentage of capital stock and percentage of possible votes in the table below indicate Banco Macro S.A.'s total interest, i.e., the sum total of direct and indirect interest.

	Shares		Percentage of
Company	Type	Number	Capital stock	Possible votes
Nuevo Banco Bisel S.A. (a)	Common	845,048,263	99.996%	99.996%
	Preferred	66,604,774

Banco del Tucumán S.A. (a)	Common	395,341	89.932%	89.932%

Macro Bank Limited (ex - Sud Bank & Trust Company Limited) (b)	Common	9,816,899	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c)	Common	9,498,100	99.980%	99.980%

Sud Inversiones & Análisis S.A. (c) y (d)	Common	2,297,263	98.000%	98.000%

Macro Fondos S.G.F.C.I. S.A.	Common	1,685,284	98.382%	98.382%

Macro Valores S.A.	Common	18,920	99.947%	99.947%

Red Innova Administradora de Fondos de Inversión S.A. (a)	Common	4,156	51.000%	51.000%

(a)
Nuevo Banco Bisel S.A. has been consolidated since August 11, 2006, Banco del Tucumán S.A. since May 5, 2006, and Red Innova Administradora de Fondos de Inversión S.A. since September 13, 2006 (see notes 2.5., 2.6. and 2.7. to the Bank’s stand-alone financial statements.)

(b)	Consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 150).

(c)
On December 18, 2007, the Bank made irrevocable contributions of 1,985 in both Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones & Análisis S.A., which were accepted by the Board of Directors of the abovementioned companies. The irrevocable nature of such contributions shall last 180 days, as from the date on which such contributions are accepted. During the abovementioned term, Macro Securities S.A. Sociedad de Bolsa and Sud Inversiones & Análisis S.A. should hold a shareholders’ meeting with a view to deciding whether the irrevocable contributions shall be activated or reimbursed.

(d)	Consolidates with Macro Fondos S.G.F.C.I. S.A. (percentage of capital stock and votes 80.90%).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank (former Sud Bank & Trust Company Limited) (consolidated with Sud Asesores (ROU) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. were adapted to the professional accounting standards effective in Argentina and the Central Bank rules. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the years ended December 31, 2007, and 2006.

(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of the accounts in the statement of income for the years ended December 31, 2007, and 2006, were converted into pesos, as of such dates according to the method described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of year and retained earnings at year-end) was recorded in “Other income - Income from long-term investments” and “Financial income - Difference in quoted prices of gold and foreign currency” or “Financial expense - Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. as of December 31, 2007, considering the translation process mentioned above are as follows:
- Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.):

	In thousands of USD	In thousands of Ps.
Assets	167,010	526,248

Liabilities	129,460	407,927

Shareholders’ equity	37,550	118,321

- Red Innova Administradora de Fondos de Inversión S.A.:

	In thousands of UYU	In thousands of Ps.
Assets	5,262	773

Liabilities	422	62

Shareholders’ equity	4,840	711

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of December 31, 2007:

	Banco Macro S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Other subsidiaries	Eliminations	Banco Macro S.A. consolidated
				(1)	(2)
Assets	16,684,334	3,775,919	1,091,602	526,248	75,129	2,371,986	19,781,246

Liabilities	13,976,628	2,662,553	971,405	407,927	45,916	990,889	17,073,540

Shareholders’ equity	2,707,706	1,113,366	120,197	118,321	29,213	1,381,097	2,707,706

Income (loss)	495,200	198,177	18,724	10,066	6,583	233,550	495,200

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)
Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.

1.5.
Below is the consolidated Statement of cash flows related to the fiscal year ended December 31, 2006, considering the provisions set forth in note 3.1 to the stand-alone financial statements and pursuant to the regulations set forth by the Central Bank as of such date:

12/31/2006
Changes in cash

Cash and due from banks at beginning of year	1,189,129
Increase in cash	1,437,779
Cash and due from banks at end of year	2,626,908

Causes of changes in cash
Cash provided by recurring operations
Financial income collected	1,181,118
Service-charge income collected	452,627
Financial expense paid	(410,354)
Service-charge expense paid	(92,069)
Administrative expenses paid	(599,435)
Subtotal	531,887

Other sources of cash
Net decrease in government and private securities	628,496
Net decrease in other receivables from financial intermediation	646,052
Net increase in deposits	1,541,983
Net increase in other liabilities (1)	520,492
Capital increase	469,500
Other sources of cash (2)	560,562
Subtotal	4,367,085
Total sources of cash	4,898,972
Uses of cash
Net increase in loans	2,052,258
Net increase in other assets	394,844
Net decrease in other liabilities from financial intermediation	786,790
Cash dividends	68,395
Other uses of cash	158,906
Total uses of cash	3,461,193
Increase in cash	1,437,779

(1)	Including the effect resulting from the issuance of subordinated corporate bonds mentioned in note 10.c.1) to the stand-alone financial statements.

(2)
Including 150,190 and 261,787 related to Banco del Tucumán S.A.'s cash and due from banks received on May 5, 2006, and Nuevo Banco Bisel S.A.'s cash and due from banks received on August 11, 2006, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

2.	RESTRICTED ASSETS

Certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of December 31, 2007, and 2006, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar ones for an amount of 22,168 and 14,305, respectively.

b)	Other receivables

As of December 31, 2007, and 2006, this includes funds related to credit card transactions in the amount of 567 and 343, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

2.2.	Nuevo Banco Bisel S.A.:

a)	Government securities and loans

a.1)
As of December 31, 2007, and 2006, Nuevo Banco Bisel S.A. continues to keep as security BODEN 2007, Book-entry Mortgage Bills and Guaranteed Loans for 170,271 and 221,329, respectively, assigned to the Central Bank to secure the loans for the acquisition of the Argentine Government Bonds (section 14, Presidential Decree No. 905/2002 “Canje I”), which amounted to 163,122 and 180,908 as of such date.

a.2)
As of December 31, 2007, notes (NOBAC) for a face value of 26,000,000 were booked in accounts for 25,115, delivered to the Central Bank to guarantee the credit transaction granted according to the IADB line for the global credit program for small- and medium-sized enterprise in the amount of 9,131.

b)	Other receivables from financial intermediation

As of December 31, 2007, and 2006, it continued to keep as security 12.117 and 8.648, respectively, related to the amounts of the special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar ones.

c)	Other receivables

c.1)
As of December 31, 2007, and 2006, this includes funds related to credit card transactions in the amount of 5,704 and 5,542, respectively. In addition, as of both dates, it included 200 that was withheld by the purchaser for the sale of Bisel Servicios S.A.

c.2)	As of December 31, 2006, it included funds to guarantee financial trust expenses and liquidity of 1,137.

c.3)	As of December 31, 2007, and 2006, it includes other lesser guarantees of 92 and 140, respectively.

c.4)
As of December 31, 2007, and 2006, it includes receivables from foreign correspondents for 7,711 and 7,417, respectively, acquired from Fideicomiso Bisel and subject to attachments against former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank Board of Governors. These amounts were fully booked as allowance as of both dates.

2.3.	Macro Securities S.A. Sociedad de Bolsa:

a)	Other receivables from financial intermediation

As of December 31, 2007, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 1,071, resulting from a 1,000 contribution made on October 19, 2007. Such contribution may be fully or partially reimbursed after two years as from the contribution date.

b)	Interests in other companies

b.1)
As of December 31, 2007, and 2006, the tow shares in Mercado de Valores in Buenos Aires S.A. in the amount of 1,452 are pledged in favor of "La Buenos Aires Cía. Argentina de Seguros S.A.” under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Sociedad de Bolsa’s possible failure to comply with its obligations.

b.2)
Investments in Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 796, 724 and 597, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

2.4.	Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.

Other receivables from financial intermediation

As of December 31, 2007, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 4,285, resulting from a 4,000 contribution made by Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on October 19, 2007. Such contribution may be fully or partially reimbursed after two years as from the contribution date.

See also note 7 to the Bank’s stand-alone financial statements.

3.	FINANCING FACILITIES CONCENTRATION

The following is the Bank’s consolidated financing facilities concentration with its subsidiaries as of December 31, 2007:

Item	Outstanding balance	% of total portfolio
10 largest customers	1,627,448	14.81

50 next largest customers	1,599,090	14.55

100 next largest customers	864,242	7.86

Other customers	6,900,106	62.78

Total	10,990,886	100.00

4.	FINANCING BREAKDOWN BY TERM

The following is the breakdown by term of the Bank's financing consolidated with its subsidiaries as of December 31, 2007:

	Maturity
Item	Up to 12 months	Over 12 months	Total
To the nonfinancial government sector	33,073	714,114	747,187

To the financial sector	152,942	15,765	168,707

To the nonfinancial private sector and foreign residents	6,143,756	3,931,236	10,074,992

Total	6,329,771	4,661,115	10,990,886

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

5.	DEPOSIT CONCENTRATION

The following is the Bank’s consolidated deposit concentration with its subsidiaries as of December 31, 2007:

Item	Outstanding balance	% of total portfolio
10 largest customers	1,666,349	12.26

50 next largest customers	1,827,564	13.45

100 next largest customers	875,095	6.44

Other customers	9,222,141	67.85

Total	13,591,149	100.00

6.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS DUE DATES BY TERM

The following is the due date breakdown by term of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term as of December 31, 2007:

	Maturity
Item	Up to 12 months	Over 12 months	Total
Deposits	13,563,357	27,792	13,591,149

Other liabilities from financial intermediation

Central Bank of Argentina	72,526	275,370	347,896

Banks and International Organizations	7,279	157,550	164,829

Nonsubordinated corporate bonds	18,947	780,590	799,537

Financing received from financial institutions in Argentina	119,038	41,258	160,296

Other	412,161	81,751	493,912
	629,951	1,336,519	1,966,470
Subordinated corporate bonds	16,404	474,291	490,695

Total	14,209,712	1,838,602	16,048,314

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

7.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2007:

	Balances at beginning of		Decreases		Balances at end of fiscal
Item	year	Increases	Uses	Reversals	year
Allowances
For government and private securities	29			2	27
For loans	208,581	93,498	38,199	43,458	220,422
For other receivables from financial intermediation	178,319	38,583	5,902	4,061	206,939
For assets subject to financial lease	3,489	1,557		148	4,898
For investments in other companies	1,172	85	11	549	697
For other receivables	36,153	1,936	3,959	7,096	27,034
Total	427,743	135,659	48,071	55,314	460,017
Provisions
For contingent commitments	1,674	55		69	1,660
For negative goodwill	483				483
For other contingencies (a)	102,217	59,520	18,728	1,951	141,058
For severance pay	496		496
Difference from court deposits dollarization		21,678	532		21,146
Total	104,870	81,253	19,756	2,020	164,347

(a)	As of December 31, 2007, and 2006, it includes 84,160 and 27,132, respectively, for the items explained in note 20 to the Bank’s stand-alone financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

8.	FOREIGN CURRENCY BALANCES

The following are the Bank's amounts in foreign currency consolidated with its subsidiaries as of December 31, 2007, and 2006:

	12/31/2007							12/31/2006
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total
Assets
Cash	1,001,459	982,245	1,212	162	333	17,101	406	1,029,317
Government and private securities	288,364	288,364						247,857
Loans	1,598,906	1,597,408				1,498		776,326
Other receivables from financial intermediation	236,249	234,734				1,515		274,459
Assets under financial lease	20,343	20,343
Interests in other companies	1,337	1,337						1,619
Other receivables	22,641	21,905				36	700	14,337
Items pending allocation	52	52
Total	3,169,351	3,146,388	1,212	162	333	20,150	1,106	2,343,915
Liabilities
Deposits	2,119,235	2.119,235						1,591,905
Other liabilities from financial intermediation	984,008	974,326	114	23		9,541	4	425,848
Miscellaneous liabilities	7,289	7,224				3	62	3,823
Subordinated corporate bonds	488,192	488,192						504,768
Items pending allocation	28	28						246
Total	3,598,752	3,589,005	114	23		9,544	66	2,526,590

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

		12/31/2007						12/31/2006
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total
Memorandum accounts

Debit-balance accounts
(except contra debit-balance accounts)
Contingent	325,699	325,699						145,727
Control	1,680,183	1,675,459	1	1		4,706	16	1,790,568
Derivatives	76,697	76,697						40,459

Credit-balance accounts
(except contra debit-balance accounts)
Contingent	201,226	195,926				5,300		121,649
Derivatives	549	549						80,918

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in absolute values of transactions effective as of December 31, 2007, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	Amount
Futures / Government securities	291,685
Futures / Foreign currency	426,249
Options / BODEN coupons	113,809
Forward / Government securities	3,328
Options / Other	36,238
Options / Stock index	549

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

In addition, positions of transactions effective as of December 31, 2007, and 2006, are as follows:

Transaction	12/31/2007	12/31/2006
Net asset / (liability) position of repurchase agreements	(261,400)	12,532
Net asset / (liability) position of forward foreign-currency transactions offset	236,573	(27,576)
Net asset / (liability) position of forward government securities transactions offset	(3,328)	(85,819)
Position of put options sold on BODEN 2007, 2012 and 2013 coupons	113,809	126,330
Interest rate swap	36,238
Position of call options purchased		119,345
Position of foreign currency call options purchased		40,459
Position of trust debt securities call options purchased		50,649
Position of stock index put options sold	549
Position of foreign currency call options sold		40,459
Position of trust debt securities call options sold		50,612
Position of stock put options sold		119,345

See also note 11 to the Bank’s stand-alone financial statements.

10.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Apart from what was mentioned in note 4 to the Bank’s stand-alone financial statements, the following shows the situation of each subsidiary.

As of December 31, 2007, and 2006, Banco del Tucumán S.A. estimated income tax for 10,423 and 3,000, respectively. In addition, such bank capitalized an amount of 3,601 for minimum presumed income tax -the maximum estimated term of use of which is 2007- and income tax prepayments for 2006, amounting to 474.

As of December 31, 2007, and 2006, Nuevo Banco Bisel S.A. did not accrue income tax because it carried accumulated NOLs as of such dates. In addition, such bank capitalized an amount of 25,664 for minimum presumed income tax -the maximum estimated term of use of which is 2008-, which includes prepayments for 3,661.

As of December 31, 2006, all the minimum presumed income tax credits of Nuevo Banco Bisel S.A. were accrued. During the year ended December 31, 2007, in compliance with the requirements under Central Bank Communiqués “A” 4,295 and “A” 4,111, as amended, and the estimates related to the future variation in such bank’s business, which show high possibilities of taxable income allowing for the absorption thereof, such bank reversed the accruals.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

11.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

12/31/2007	12/31/2006

11.1)	Loans - Other

Other loans	864,750	629,929
Export financing and prefinancing	848,982	499,595
Government securities	4,448
Documentary credits	798	1,791
	1,718,978	1,131,315

11.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	471,942	448,710
Debt securities in financial trusts	77,030	90,133
Unaccrued premiums on repurchase agreements	4	1,518
Other	701	17,509
	549,677	557,870

11.3)	Other receivables - Other

Sundry receivables	89,901	67,332
Tax prepayments	51,674	29,997
Advance payments	33,434	25,705
Security deposits	25,190	30,971
Other	9,146	1,033
	209,345	155,038

11.4)	Deposits - Other

Balances of accounts without movements	231,326	182,990
Unemployment fund for workers of the building industry	50,307	33,984
Special deposits related to inflows of foreign funds	19,851	14,002
Orders payable	5,971	1,972
Security deposits	5,289	9,908
Other	78,432	117,339
	391,176	360,195

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

12/31/2007	12/31/2006

11.5)	Other liabilities from financial intermediation - Other

Collections and other transactions on account and behalf of others	102,163	59,508
SEDESA - Purchase of preferred shares of Nuevo Banco Bisel S.A.	68,890
Other payment orders pending settlement	64,650	26,597
Other withholdings and additional withholdings	63,879	48,653
Purchase financing payables	56,237	34,749
Miscellaneous not subject to minimum cash requirements	55,910	46,388
Retirement pension payment orders pending settlement	19,149	14,139
Miscellaneous subject to minimum cash requirements	18,594	3,441
Miscellaneous	43,327	16,616
	492,799	250,091

11.6)	Other liabilities - Other

Taxes payable	123,300	100,043
Miscellaneous payables	86,859	47,168
Salaries and payroll taxes payable	16,052	26,333
Withholdings on salaries to be paid over	7,315	5,375
Prepayment for the sale of assets	5,771	4,581
Other	1,999	4,760
	241,296	188,260

11.7)	Memorandum accounts - Debit-balance accounts - Control - Other

Checks and securities in custody	3,814,881	4,153,895
Managed portfolios	424,957	493,783
Checks and securities to be debited	218,275	199,141
Checks and securities to be collected	102,163	63,843
Other	371,082	117,648
	4,931,358	5,028,310

11.8)	Financial income - Net income from government and private securities

Income from government securities	437,032	276,561
Income from certificates of participation in financial trusts	31,166	27,271
Other	20,559	20,346
	488,757	324,178
11.9)	Financial income - Other

Income from assets subject to financial lease	60,250	34,749
Interest on loans for export prefinancing and financing	44,821	17,932
Premiums on reverse repurchase agreements with the financial sector	22,722	12,786
Other	3,322	5,965
	131,115	71,432

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

12/31/2007	12/31/2006

11.10)  Financial expense - Other

Turnover tax	51,928	29,377
Valuation allowance of loans to the government sector - Communiqué “A” 3,911	54,274	5,595
Premiums on repurchase agreements with the financial sector	11,181	8,858
Other	82	2,402
	117,465	46,232

11.11)  Service-charge income - Other

Debit and credit card income	92,519	65,410
UTE income (see note 2.4 to the stand-alone financial statements)	19,864	11,831
Rental of safe deposit boxes	14,049	8,467
Other	37,623	37,017
	164,055	122,725

11.12)  Service-charge expense - Other

Debit and credit card expense	40,243	30,937
Turnover tax	26,329	19,065
Commissions on loan placements	13,657	455
Other	20,088	8,367
	100,317	58,824

11.13)  Administrative expenses - Other operating expenses

Maintenance, conservation and repair expenses	36,930	25,209
Security services	35,487	25,003
Electric power and communications	32,206	22,912
Leases and rentals	18,686	14,123
Stationery and office supplies	14,739	9,046
Insurance	6,110	5,253
	144,158	101,546

11.14)  Other income - Other

Gain (loss) on transactions or sale of bank premises and equipment, and other assets	9,412	12,390
Other adjustments and interest on other receivables	3,905	2,817
Credit cards	2,186	1,766
Leases and rentals	769	524
Certifications	632	398
Sale of guaranteed loans	142	4,992
Other	24,697	13,287
	41,743	36,174

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

12/31/2007	12/31/2006

11.15)  Other expense - Other

Tax on bank account transactions	25,649	17,416
Non-computable VAT credit	17,920	11,458
Corporate bonds issuance expenses	9,440	13,558
Shareholders’ personal assets tax	8,817	5,507
Donations	1,772	1,265
Turnover tax	1,746	1,579
Loss on sales or devaluation of bank premises and equipment	73	3,040
Commissions of the placing agent for the public offering of shares		12,167
Other	14,426	16,766
	79,843	82,756

12.	PORTFOLIO MANAGEMENT

In addition to the comments included in note 12 to the Bank’s stand-alone financial statements, as of December 31, 2007, and 2006, Banco del Tucumán S.A., manages a loan portfolio assigned as part of the process for the transfer of Banco San Miguel de Tucumán S.A. for an amount of 13,427 and 14,153, respectively.

13.	TRUST AGREEMENTS

Taking into account the versatility of this contractual device and the regulations in effect, different types of trusts may be identified. For an improved overview we propose the following classification according to the business purpose (from the Bank's point of view).

13.1.	Financial trusts for investment purposes:

The Bank and its subsidiaries have booked the following amounts (net of allowances and accruals) in their financial statements in relation to certificates of participation and financial trust debt securities holdings:

Financial trust	12/31/2007	12/31/2006

Certificates of participation:

Investments of Banco Macro S.A. (a)	220,462	219,899

TST & AF (b)	33,611	32,741

Agroprendas (c)		11,142
Personales II (c)		6,969
Other	14,072	11,764
Subtotal certificates of participation	268,145	282,515

Debt securities:

Investments of Banco Macro S.A. (a)	77,030	83,540

Agroprendas (c)		2,575

Personales II (c)		3,594

Other		424
Subtotal debt securities	77,030	90,133
Total	345,175	372,648

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(a)	See note 15. 1. to the Entity´s stand-alone financial statements

(b)	Fideicomiso TST & AF

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer - Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust CL, in their capacity as Beneficiaries, whereby the beneficiaries ratify the acceptance of the Trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the debt securities issued.

As per the latest accounting information available to date, corpus assets amounted to about 210,353.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

(c)	Agroprendas and Personales II

Relating to the trusts created using loans backed by pledges and personal loans, transferred by Nuevo Banco Bisel S.A.

As of December 31, 2007, such trusts were cancelled.

13.2.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

In these trusts, the Bank only performs administration tasks in relation to the corpus assets, in conformity with the agreements.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements.

The Bank’s subsidiaries entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, and pay invoices and fees established in the respective agreements.

(b)	To promote the productive development of micro-, small- and medium-sized companies.

Below is a breakdown of the trusts that are effective to date:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish - See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Mypes II	Ministry of Economy and Production	S.I.A.S.A.	Ministry of Economy and Production	05/26/2004	18,634	(1)
Fideicomiso Puerto Madero Siete	Investors (natural persons related to the Bank)	S.I.A.S.A.	Investors (natural persons)	09/27/2005	122,439	(1)
Fideicomiso Financiero "Racing por Siempre I "	Blanquiceleste S.A.	S.I.A.S.A..	Blanquiceleste S.A.	10/23/2006	11,532	(1)
Fideicomiso de Garantía SINERGIA	Natural persons related to the Entity.	S.I.A.S.A.	Natural persons	07/23/2007	12,520	(2)

(1)	Amount of the corpus assets, as per the latest accounting information available to date.

(2)	The Bank estimated the value of the managed assets based on the amount pending amortization as of December 31, 2007, of the loans granted.

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2007, AND 2006
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2007		12/31/2006 (1)
Name	Market value	Book balance	Book balance
GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local

Federal government bonds in pesos – Maturity: 2008	3,414	3,414	500
Federal government bonds in US dollars at LIBOR - Maturity: 2012	140,870	140,870	107,189
Federal government bonds in US dollars at LIBOR - Maturity: 2013	4,399	4,399	4,075
Federal government bonds in pesos – Maturity: 2014	10,426	10,426	11,953
Argentine Government bonds in US dollars at 7% - Maturity: 2011	1,462	1,462	2,128
Argentine Government bonds at 7% - Maturity: 2017	45,954	45,954
Consolidation bonds in pesos – Fourth series	4,663	4,663	1,971
Consolidation bonds in pesos – Second series	3,537	3,537
Consolidation bonds in pesos – Sixth series	2,036	2,036
Consolidation bonds of social security payables in pesos – Third series at 2%	55,212	55,212	523
Discount bonds denominated in pesos maturing 2033	18,746	18,746	4,143
Par bonds denominated in US dollars maturing 2038 (governed by Argentine legislation)	368	368	280
GDP-related securities in pesos – Maturity: 2035	1,109	1,109	2,337
GDP-related eligible securities in US dollars maturing 2035 (governed by New York State legislation)	214	214
Secured bonds under Presidential Decree No. 1,579/02	38,299	38,299	36,414
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – Series 1	2,828	2,828	1,905
Bonds of Amortization at 5.5% - Province of Mendoza - Maturity: 2018	7,533	7,533
Par bonds denominated in pesos - Maturing 2038	1,590	1,590	439
Consolidation bonds of social security payables in pesos – Fourth Series	15,458	15,458	3,628
Federal government bonds in pesos at 2% - Maturity: 2007			92,049
Secured bonds of public payables of Province of Rio Negro (Bogar) Class II - First serie			226
Quasi-par securities in pesos – Maturity: 2045			2,920
Treasury Notes - Maturity: 02-15-07			30,851
Treasury Notes - Maturity: 05-15-08			425
Other	295	295	109
Subtotal holdings for trading or financial intermediation		358,413	304,065

Unlisted government securities
- Local
Book-entry securities for social security payables of the Province of Salta - In Pesos		2
Federal government bonds in US dollars at LIBOR - Maturity: 2013		11,987	13,254
Province of Tucumán bonds - Second series in dollars at 9,45%		8,112	169
Other		36	18
Subtotal unlisted government securities		20,137	13,441

EXHIBIT I (Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2007, AND 2006

(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2007		12/31/2006 (1)
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Listed – Own Portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/21/07			14,080
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07			18,383
Subtotal Central Bank of Argentina Bills –listed - Own portfolio			32,463

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 01/09/08	19,929	19,929
Central Bank of Argentina bills in pesos – Maturity: 11/12/08	1,765	1,765
Central Bank of Argentina bills in pesos – Maturity: 01/21/09	8,605	8,605
Subtotal Central Bank of Argentina Bills – Under repo transactions		30,299

Central Bank of Argentina notes - Listed - Own portfolio

Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	384,905	384,905	322,444
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08	192,663	192,663	91,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	254,873	254,873	134,197
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	218,412	218,412	117,534
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	200,102	200,102	89,131
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	118,409	118,409	30,164
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	314,470	314,470	175,275
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	350,993	350,993	287,043
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08	57,510	57,510
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	185,022	185,022	143,290
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	295,678	295,678	229,163
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	139,492	139,492
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	180,836	180,836
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/11/09	237,350	237,350
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/11/09	30,168	30,168
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/06/10	6,105	6,105
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	1,973	1,973
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08	99,539	99,539	97,951
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/24/08	154	154
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/11/07			30,900
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/18/07			2,004
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07			264,756
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/11/07			11,684
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/08/07			5,065
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07			283,050
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07			430,251

Subtotal Central Bank of Argentina notes - Listed - Own portfolio		3,268,654	2,745,072

Subotal instruments issued by the Central Bank of Argentina		3,298,953	2,777,535

EXHIBIT I (Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2007, AND 2006

(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2007		12/31/2006 (1)
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Contd.)		3,298,953	2,777,535

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	61,170	61,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	21,483	21,483
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08	4,038	4,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	15,365	15,365
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08	5,165	5,165
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/11/09	10,056	10,056
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/06/10	25,437	25,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/10/10	4,022	4,022
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	32,557	32,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08			3,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08			6,075
Subtotal Central Bank of Argentina Notes – Under repo transactions		179,293	9,484
Total instruments issued by the Central Bank of Argentina		3,478,246	2,787,019
Total government securities		3,856,796	3,104,525

INVESTMENTS IN LISTED PRIVATE SECURITIES
Commercial Paper - UBS Financial		25,243	30,717
Corporate Bonds- Telefónica de Argentina S.A.		10,660	5,592
Mutual Funds - Pionero Latam		9,906
Corporate Bonds - Panamerican Energy LLC		6,699
Frankling Templeton Funds		5,916
Spy equity		4,843
Geometric fund		4,724
Mutual Funds - Pionero Pesos		4,576	4,091
Commercial Paper - Erste Bank		4,261	26,012
Corporate Bonds - Pesaar		3,246
Corporate Bonds - YPF		2,990	1,256
Mutual Funds - PIONERO Renta		2,889	5,933
Shares - Quickfood		2,599
Mutual Fund - Pionero F.F.		1,159
Others		4,245	44,858
Total Investments in listed private securities		93,956	118,459
Total government and private securities (2)		3,950,752	3,222,984

(1) See Note 3.1. to the stand-alone financial statements.

(2) As of December 31, 2007 and 2006, the Bank booked allowances for impairment in value amounting to 27 and 29, respectively.

EARNINGS DISTRIBUTION PROPOSAL
FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2007
(Translation of financial statements originaly issued in Spanish -
See note 23 to the stand alone financial statements)
(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS	1,241,716
To legal reserve (20% of 495,200)	(99,040)
SUBTOTAL 1	1,142,676
To the reserve under BCRA rules - Special for subordinated corporate bonds (1)	(46,083)
Adjustment (Points 2.1.1., 2.1.2. and 2.1.5. of BCRA rules regarding "Distribution
of earnings") (2)	(88,070)
SUBTOTAL 2	1,008,523

DISTRIBUTABLE AMOUNT (3)	786,875

DISTRIBUTED EARNINGS
To cash dividends
- Common stock (25% s/ 683,979)	170,995

UNDISTRIBUTED EARNINGS	615,880

(1)	See Note 21.h)

(2)	See Note 21.e) (ii) and 21.g)

(3)	Relates to the lower amount between SUBTOTAL 2 and that arising from calculating the excess of computable capital over required minimum capital as of December 31, 2007, also considering the restrictions further described in note 21.e), g) and h), as established by BCRA rules regarding "Distribution of earnings".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 28, 2008
MACRO BANK INC.

By: /s/ Roberto Eilbaum
Name: Roberto Eilbaum
Title: Director